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As Filed with the Securities and
Exchange Commission on ______, 1997                            File No. 70-_____


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             ------------------------------------------------------

                                    FORM U-1
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

             ------------------------------------------------------

   CONECTIV, INC.                             ATLANTIC CITY ELECTRIC COMPANY
   DELMARVA POWER & LIGHT COMPANY             ATLANTIC ENERGY ENTERPRISES, INC.
   SUPPORT CONECTIV, INC.                        and SUBSIDIARIES
   800 King Street                            6801 Black Horse Pike
   Wilmington, DE  19899-0231                 Egg Harbor Township, NJ  08234

                       DELMARVA CAPITAL INVESTMENTS, INC.
                                and SUBSIDIARIES
                             CONECTIV SERVICES, INC.
                          CONECTIV COMMUNICATIONS, INC.
                               Christiana Building
                                University Plaza
                                  P.O. Box 6066
                              Newark, DE 19714-6066

             ------------------------------------------------------
      (Names of companies filing this statement and addresses of principal executive offices)

                                 CONECTIV, INC.

             ------------------------------------------------------
                 (Name of top registered holding company parent)


    Barbara S. Graham                          Michael J. Barron
    President and Secretary                    Vice President and Treasurer
    Conectiv, Inc.                             Conectiv, Inc.
    800 King Street                            6801 Black Horse Pike
    Wilmington, Delaware  19899                Egg Harbor Township, NJ  08234

                   (Names and addresses of agents for service)

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Dale G. Stoodley, Esq.             James E. Franklin II, Esq.       Joyce Koria Hayes,
Delmarva Power & Light Company     Atlantic Energy, Inc.            Esq.
800 King Street                    6801 Black Horse Pike            7 Graham Court
Wilmington, DE  19899              Egg Harbor Township, NJ  08234   Newark, DE  19711

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ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

(a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

A.      General

        Conectiv, Inc. ("Conectiv")1, a Delaware corporation, has previously filed an Application-Declaration on Form U-1 with the U. S. Securities and Exchange Commission (the "Commission") under Section 9(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), seeking approvals relating to the proposed acquisition by Conectiv of securities of Delmarva Power & Light Company ("Delmarva"), a Delaware and Virginia utility corporation, and merger into Conectiv of Atlantic Energy, Inc.("Atlantic"), a New Jersey corporation and parent of Atlantic City Electric Company ("Atlantic Electric"), a New Jersey utility corporation (collectively, these transactions are referred to as the "Merger"), and for other related transactions including the formation of Support Conectiv as a subsidiary service company in accordance with the provisions of Rule 88 under the Act (File No. 70-9069) (the "Merger U-1")2. Conectiv will register as a holding company under the Act upon consummation of the


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        1 To be renamed Conectiv subsequent to merger.

        2 No authority to issue debt or equity securities is sought in the Merger U-1 except for the authority for Conectiv to issue one share of Conectiv common stock for each share of Delmarva common stock outstanding on the effective date and .75 of a share of common stock and .125 of a share of Class A common stock for each share of Atlantic common stock outstanding on the effective date of the Merger and for Support Conectiv to issue up to 3,000 shares of its common stock to Conectiv.

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transactions contemplated in the Merger U-1. Each of the entities that will be directly and indirectly owned subsidiaries of Conectiv upon consummation of the transactions described in the Merger U-1 is referred to herein individually as a "Subsidiary" and collectively as "Subsidiaries". The terms "Subsidiary" and "Subsidiaries" shall also include other direct or indirect subsidiaries that Conectiv may form after the Merger with either the approval of the Commission, pursuant to the Rule 58 exemption or pursuant to Section 34 of the Act. Thus, future Rule 58 and exempt telecommunication companies ("ETCs") are included in the term "Subsidiaries", but exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") are not. Conectiv and the Subsidiaries are sometimes hereinafter collectively referred to as the "Conectiv System" or as the "Applicants".

        In order to ensure that the Conectiv System is able to meet its capital requirements immediately following registration and plan its future financing, the Applicants hereby request authorization for financing transactions for the period beginning with the effective date of an order issued pursuant to this filing through December 31, 2000 (the "Authorization Period").

B.      Description of the Parties to the Transaction

        Following the consummation of the Merger, Conectiv will have two operating utility subsidiaries (the "Utility Subsidiaries"): Delmarva, an electric and gas utility company providing gas and electric service in Delaware, and electric service in ten primarily Eastern Shore counties in Maryland and the Eastern Shore area of Virginia; and Atlantic Electric, an electric utility company providing service in the southern part of New Jersey. A description of Conectiv's other

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Subsidiaries is set forth in the Merger U-1 and the exhibits thereto. All of
Conectiv's direct and indirect Subsidiaries, other than the Utility Subsidiaries, are herein called the "Non-Utility Subsidiaries".

C.      Overview of Financing Request

        The Applicants hereby request authorization to engage in the financing transactions set forth herein during the Authorization Period. The approval by the Commission of this Application-Declaration (the "Application") will give the Applicants flexibility that will allow them to respond quickly and efficiently to their financing needs and to changes in market conditions, which, in turn, should make them more competitive with other energy companies, including those not subject to the jurisdiction of the Act. At the same time, the Commission will continue to have oversight over financings by the Applicants through the regular disclosures under the Securities Act of 1933, as amended (the "1933 Act"), and the Securities Exchange Act of 1934, as amended (the "1934 Act"), and through the notification process established pursuant to this Application. This request for authority to issue a variety of securities over a period of time is consistent with existing Commission precedent. See, e.g., The Columbia Gas System, Inc., et al., HCAR No. 26634 (December 23, 1996); Consolidated Natural Gas Company, HCAR No. 26500, File 70-8667 (March 28, 1996); Gulf States Utilities Company, HCAR No. 26451 (January 16, 1996). The request for Conectiv to issue long-term debt is consistent with precedent noted in Regulation of Public Utility Holding Companies, the report of The Division of Investment Management dated

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June 1995 at page 44 and with the Commission order dated August 23, 1996 in
General Public Utilities Corporation, HCAR No. 26559.

        The Applicants also hereby request authorization to deviate from the Commission's statements of policy with respect to first mortgage bonds and preferred stock in connection with the securities proposed to be issued and sold pursuant to this Application or pursuant to applicable exemption under the Act.

        The authorizations requested herein relate to (i)(a) external issuances by Conectiv of common stock, long-term debt, short-term debt, and other securities for cash and the issuance of common stock by Conectiv in consideration for the acquisition by Conectiv or a Non-Utility Subsidiary of securities acquired pursuant to an order issued in connection with the Merger U-1 or pursuant to Rule 58 or Section 34 and (b) the entering into by Conectiv of transactions to manage interest rate risk ("hedging transactions"); (ii) issuances of debt securities (including commercial paper) and the entering into of hedging transactions by the Utility Subsidiaries to the extent not exempt pursuant to Rule 52; (iii) issuances by Non-Utility Subsidiaries of debt securities which are not exempt pursuant to Rule 52; (iv) the establishment of a money pool (the "Money Pool") and the issuance of intrasystem guarantees by Conectiv and the Non-Utility Subsidiaries on behalf of Subsidiaries; and (v)(a) the ability of wholly-owned Subsidiaries to alter their capital stock to engage in financing with their parent company and to engage in a reverse stock split to reduce franchise taxes, subject in the case of Utility Subsidiaries to the approval of a state utility commission in a state where the utility is incorporated and doing business and (b) the

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ability of Non-Utility Subsidiaries to pay dividends out of capital or unearned surplus; (vi) the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application or pursuant to applicable exemptions under the Act, including intrasystem guarantees of such securities and the retention of existing financing entities; and (vii) the establishment of intermediary subsidiaries which will invest in EWGs and FUCOs and the use of proceeds of the financings listed above for such investments.

D.      Parameters for Financing Authorization

        Authorization is requested herein to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be covered by Rule 52, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:

        1.      Effective Cost of Money on Borrowings

        The effective cost of money on long-term debt borrowings occurring pursuant to the authorizations granted under the Application will not exceed at issuance 300 basis points over comparable term U.S. Treasury securities and the effective cost of money on short-term borrowings pursuant to authorizations granted under the Application will not exceed at issuance 300 basis points over the comparable term London Interbank Offered Rate ("LIBOR").


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        2.      Maturity of Debt

        The maturity of indebtedness will not exceed 50 years.


        3.      Issuance Expenses

        The underwriting fees, commissions, or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to the Application will not exceed 5% of the principal or total amount of the financing.

        4.      Use of Proceeds

        The proceeds from the sale of securities in external financing transactions will be used for general and corporate purposes including (i) the financing, in part, of capital expenditures of the Conectiv System, (ii) the financing of working capital requirements of the Conectiv System, (iii) the acquisition, retirement, or redemption pursuant to Rule 42 of securities previously issued by Conectiv or the Subsidiaries without the need for prior Commission approval, and (iv) other lawful purposes including direct or indirect investment in companies authorized under the Merger U-1 and in Rule 58 companies, ETCs, EWGs and FUCOs.

        The authorization requested herein to engage in external or intrasystem financing without additional Commission approval does not apply in the case of any financing, the proceeds of which will be used to invest in an EWG or a FUCO, unless such financing is in compliance with Rules 53 and 54 (as described below) at the time of the financing. The Applicants represent that no such financing proceeds will be used to acquire a new subsidiary unless such financing is

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consummated in accordance with an order of the Commission or an available exemption under the Act.

        Conectiv represents that, at all times during the Authorization Period, its common equity (as reflected in its most recent Form 10-K or Form 10-Q filed with the Commission pursuant to the 1934 Act) will be at least 30% of its consolidated capitalization as adjusted to reflect subsequent events that affect capitalization.

E.      Description of Specific Types of Financing

        1.      Conectiv External Financing

        Conectiv requests authorization to obtain funds externally through sales of common stock and long-term and short-term debt securities. With respect to common stock, Conectiv also requests authority to issue common stock to third parties in consideration for the acquisition by Conectiv or a Non-Utility Subsidiary of equity or debt securities of a company being acquired pursuant to Rule 58, Section 34 of the Act or pursuant to order issued in connection with the Merger U-1. In addition, Conectiv seeks the flexibility to enter into certain hedging transactions to manage interest rate risk.

        a.      Common Stock.

        The aggregate amount of financing obtained by Conectiv during the Authorization Period from the issuance and sale of common stock, $0.01 par value per share, as described in this section, shall not exceed, when combined with issuances of long-term debt pursuant to this

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Application, $500 million for the uses set forth above. In addition, authorization is requested to issue up to 10 million shares of Conectiv common stock (or options to purchase such shares) pursuant to benefit plans and the dividend reinvestment plan described below during the ten year period from the date of the order of the Commission under this Application. The number of shares to be issued pursuant to the benefit plans will not exceed 5 million. The shares of common stock to be issued in connection with acquisitions will not exceed an aggregate market value of $100 million.

        i.      General

        Subject to the foregoing, Conectiv may issue and sell common stock or, if pursuant to employee benefit plans, issue options exercisable for common stock and common stock upon the exercise of options. Conectiv may also buy back shares of such stock or such options during the Authorization Period in accordance with Rule 42.

        Common stock financings may be issued and sold pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed below or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

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        Conectiv may sell common stock covered by this Application in any of the following ways: (i) through underwriters or dealers; (ii) through agents; (iii) directly to a limited number of purchasers or a single purchaser; or (iv) directly to employees (or to trusts established for their benefit) and other shareholders through its employee benefit plans or its dividend reinvestment plan. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Conectiv) or directly by one or more underwriters acting alone. The securities may be sold directly by Conectiv or through agents designated by Conectiv from time to time. If dealers are utilized in the sale of any of the securities, Conectiv will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If common stock is being sold in an underwritten offering, Conectiv may grant the underwriters thereof a "green shoe" option permitting the purchase from Conectiv at the same price additional shares then being offered solely for the purpose of covering over-allotments.

        ii.     Benefit Plans

        The number of shares of Conectiv common stock to be issued and sold under benefit plans pursuant to the authority requested herein shall be subject to the limitation set forth in Item

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1.E.1.a. above, relating to benefit plans and the dividend reinvestment plan. As described in the Merger U-1, it is intended that the Conectiv Incentive Compensation Plan will replace long-term incentive plans currently in place at Delmarva and Atlantic. Conectiv may adopt one or more other plans which will provide for the issuance and/or sale of Conectiv common stock, stock options and stock awards to a group which has not yet been determined but may include directors, officers and employees. Conectiv may issue shares of its common stock under the authorization, and within the limitations, set forth herein in order to satisfy its obligations under such plans. To the extent that, following consummation of the Merger, Conectiv modifies an existing Delmarva or Atlantic plan or adopts its own employee benefit plans that provide for the issuance of Conectiv common stock or options or awards for Conectiv common stock, Conectiv may issue shares of its common stock or options or awards for such shares under the authorization and within the limitations set forth herein, provided that Conectiv will provide the Commission with a summary of the terms of any such Conectiv employee benefit plan prior to issuing any shares or options or awards pursuant to any authorization provided in this proceeding. Shares of common stock for use under any employee benefit plan may either be newly issued shares, treasury shares, or shares purchased in the open market.

        iii.    Dividend Reinvestment Plan

        The number of shares of Conectiv common stock to be issued and sold under the dividend reinvestment plan pursuant to the authority requested herein shall be subject to the limitation set forth in Item 1.E.1.a. above, relating to benefit plans and the dividend reinvestment plan.

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Concurrent with the Merger, a Conectiv Dividend Reinvestment Plan substantially in the form attached hereto as Exhibit B-5 will become operational. Under the Conectiv Dividend Reinvestment Plan, shares of common stock may be issued to stockholders reinvesting in the plan or to any individual making optional cash investments. Conectiv may issue and/or sell shares of its common stock under the authorization, and within the limitations set forth herein, in connection with the operation of the Conectiv Dividend Reinvestment Plan. Shares of common stock for use under the plan may either be newly issued shares, treasury shares or shares purchased in the open market. Conectiv hereby seeks authority for the issuance and sale of its shares in accordance with the Conectiv Dividend Reinvestment Plan.

        iv.     Acquisitions

        Under the terms of the Merger U-1, Rule 58 and Section 34 of the Act, Conectiv is authorized to acquire securities of companies engaged in energy-related consumer services, "energy related businesses" as described in Rule 58 and ETCs. Historically, similar acquisitions have occasionally involved the exchange of parent company stock for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions are individually negotiated. The Conectiv common stock to be exchanged may be purchased on the open market pursuant to Rule 42, treasury shares or may be original issue. Original issue stock may be registered under the 1933 Act, but at present it is expected that the common stock would not be registered and the common stock acquired by the third parties would be subject to resale

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restrictions pursuant to Rule 144 under the 1933 Act. Such transactions would not occur while a public offering is being made.

        The ability to offer stock as consideration makes a transaction more economical for Conectiv as well as the seller of the business. Therefore, Conectiv requests authorization to issue common stock with an aggregate market value of up to $100 million in consideration for the acquisition by Conectiv or a Non-Utility Subsidiary of securities of a business, the acquisition of which is exempt under Rule 58 or Section 34 of the Act, or which has been authorized in the Merger U-1. The Conectiv common stock would be valued at market value based upon the closing price on the day before closing of the sale or based upon average high and low prices for a period prior to the closing of the sale as negotiated by the parties. From the perspective of the Commission, the use of stock as consideration valued at market value is no different than a sale of common stock on the open market and use of the proceeds to acquire securities, the acquisition of which is otherwise authorized.

        b.      Long-Term Debt

        Conectiv requests Commission authorization during the Authorization Period to issue long-term debt securities in an amount, when combined with issuances of common stock (other than for benefit plans or the Conectiv Dividend Reinvestment Plan) under this Application, not to exceed $500 million. Such long-term debt securities would include notes, debentures and medium-term notes issued under an indenture (the "Conectiv Indenture") and/or borrowings from banks and other financial institutions under terms described below. Any long-term debt security

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would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, non-refunding provisions, sinking fund terms and other terms and conditions as Conectiv may determine at the time of issuance.

        i.      Terms of Indenture

        The Conectiv Indenture will permit the issuance of a wide variety of unsecured debt securities in one or more series. Securities issuable can include notes, debentures, medium-term notes, securities having a low or zero coupon (which may be issued with original issue discount), securities as to which payments of interest or principal are based on a formula or index, and securities on which payment of interest or principal are denominated in a foreign currency or currencies. The terms of a specific issue of securities, including any applicable negative covenants, will be set under the Conectiv Indenture by a supplemental indenture.

        The Conectiv Indenture contains numerous variable terms, such as the principal amount, interest rate, redemption terms, denominations, events of default, etc., which may be included as part of the terms of a new issue, and permits other terms to be included or excluded in the supplemental indenture authorizing a particular series of securities. In theory, any combination of the variable terms could be included in a single series of securities which, under current practice, would be called "notes", "debentures" or "medium-term notes". The Conectiv Indenture also permits any series of securities to be issued either in certificated form or in "global" form (i.e.,

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transferable only by book-entry on the records of a securities depository such as The Depository Trust Company).

        The Conectiv Indenture contains no negative covenants or restrictions. Any covenants or restrictions negotiated at the time of issuance will be included in a supplemental indenture establishing a particular security. The Conectiv Indenture contains the following event of default provisions: (i) defaults in payment of the Conectiv Indenture securities; (ii) failures to comply with covenants; and (iii) certain events of insolvency with respect to Conectiv, subject, as applicable, to customary grace periods.

        Conectiv may, at any time, terminate (i) all its obligations under the Conectiv Indenture securities and the Conectiv Indenture ("Legal Defeasance Option") or (ii) its obligations to comply with certain restrictive covenants, provided that Conectiv irrevocably deposits in trust money or U.S. Government obligations for the payment of principal of and interest on the Conectiv Indenture securities to maturity or redemption, as the case may be. Conditions to defeasance shall be that (i) no default exists or occurs and (ii) Conectiv obtains a certificate from a firm of nationally recognized independent accountants that the deposited U.S. Government obligations will be sufficient to pay principal when due and interest on the Conectiv Indenture securities to be defeased.

        An application on Form T-3 for qualification of the Conectiv Indenture under the Trust Indenture Act of 1939, as amended, will be filed and become effective prior to the issuance of any

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securities under the Conectiv Indenture. A form of the Conectiv Indenture will be filed by amendment herein as Exhibit A-2.

        ii.     Terms of Borrowings from Banks and Other Financial Institutions.

        Borrowings from banks and other financial institutions will be unsecured debt and will rank pari passu with debt securities issued under the Conectiv Indenture and the short-term Credit Facility (as described below). Specific terms of any borrowings will be determined by Conectiv at the time of issuance and will comply in all regards to the parameters on financing authorization set forth above. A copy of any note or agreement executed pursuant to this authorization will be filed under cover of the next quarterly report under Rule 24.

        iii.    Benefit of Structure

        Conectiv has chosen this financing structure (i.e., the issuance of long-term debt at both the holding company and subsidiary levels) because it provides more flexibility with a reduced administrative burden than the alternative of having the smaller and mostly startup (and likely less creditworthy) Non-Utility Subsidiaries issue long-term debt supported by a Conectiv guarantee. At the same time the proposed financial structure produces the same result in that the ultimate obligor is Conectiv. For example, the establishment of individual medium-term note programs for multiple Non-Utility Subsidiaries would be impractical from both cost and administrative perspectives. The establishment of a single, medium-term note program at the Conectiv level to primarily fund the capital requirements of the Non-Utility Subsidiaries provides administrative

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efficiencies without duplicative expenses for document preparation, printing, legal review, etc. Further, the funding of the capital requirements of the Non-Utility Subsidiaries, a substantial portion of which is anticipated to involve projects which are long-term by nature, with long-term debt is appropriate. To fund such requirements with short-term debt may increase Conectiv's exposure to short-term interest rate swings and to rollover risk.

        c.      Short-Term Debt

        To provide financing for general corporate purposes, working capital requirements and Subsidiary capital expenditures until long-term financing can be obtained, Conectiv requests authorization to have outstanding at any one time during the Authorization Period, up to $500 million of short-term debt consisting of bank borrowings, commercial paper or bid notes (all as described below).

        As noted on Exhibit I-2, Atlantic entered into a Revolving Credit Agreement dated September 28, 1995 with the Bank of New York, as Agent under which approximately $63 million was owed and outstanding as of June 30, 1997. It is anticipated that, upon merger of Atlantic into Conectiv, this Revolving Credit Agreement will be terminated and another agreement entered into. Conectiv anticipates entering into a revolving credit facility (the "Credit Facility") with a group of banks on or before the effective date of the Merger. A portion of the Credit Facility may be used to support letters of credit issued by Conectiv or the Subsidiaries in the ordinary course of business. Also, as discussed below, if a Utility Subsidiary issues

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commercial paper, the Utility Subsidiary may be made a party to the Credit
Facility as backup for the commercial paper.

        The interest rates on the Credit Facility are expected to be based on a triple option pricing formula as follows:

        Option 1: Prime Rate

        Option 2: LIBOR + Margin

        Option 3: CD + Margin

        Maturities on loans issued under the LIBOR rate option are expected to be for 1, 2, 3 or 6 months. Maturities on loans issued under the CD rate option are expected to be for 30, 60, 90 or 180 days. All such loans will be evidenced by promissory notes. It is expected that the Credit Facility will contain negative covenants consistent with those covenants required by bank lenders for comparable bank facilities. The Credit Facility will be unsecured debt of Conectiv and will rank pari passu with debt issued under the Conectiv Indenture and any long-term debt securities issued directly to banks or other financial institutions.

        A copy of the Credit Facility will be filed under cover of the next quarterly report under Rule 24 after execution.

        Conectiv may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would be sold to dealers at the discount rate or coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that

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the dealers acquiring commercial paper from Conectiv will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

        Backup bank lines of credit for 100% of the outstanding amount of commercial paper are generally required by credit rating agencies. The Credit Facility will serve as backup for Conectiv's commercial paper program, thus negating the need for additional lines of credit.

        Conectiv requests approval to enter into individual agreements ("Bid Note Agreements") with one or more commercial banks which may or may not be lenders under the Credit Facility. The Bid Note Agreements would permit Conectiv to negotiate with one or more banks ("Bid Note Lender[s]") on any given day for such Bid Note Lender, or any affiliate or subsidiary of such lender, to purchase promissory notes ("Bid Notes") directly from Conectiv. Such notes would bear interest rates comparable to, or lower than, those available through other forms of short-term borrowing with similar terms requested in this Application. The maturity of any Bid Note would not exceed 270 days, and the total amount of Bid Notes outstanding at any time, when added to the aggregate amounts of short-term borrowing outstanding under other forms of short-term borrowing contemplated in this Application, would not exceed the total amount of short-term debt for which authorization is requested. A form of the proposed Bid Note Agreement will be filed by amendment as Exhibit A-5 to this Application; however, the exact form of the Bid Note Agreement will be negotiated separately with each of the Bid Note Lenders.

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        d.      Other Securities

        In addition to the specific securities for which authorization is sought herein, Conectiv may also find it necessary or desirable to minimize financing costs or to obtain new capital under then existing market conditions to issue and sell other types of securities from time to time during the Authorization Period. The issuance of any such securities would be subject to the aggregate $500 million limit on long-term debt or $500 million limit on short-term debt and to the parameters on financing authorization set forth above. Conectiv requests that the Commission reserve jurisdiction over the issuance of additional types of securities. Conectiv also undertakes to file a post-effective amendment in this proceeding which will describe the general terms of each such security and the amount to be issued and to request a supplemental order of the Commission authorizing the issuance thereof by Conectiv.

        e.      Interest Rate Risk Management Devices

        Conectiv requests authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements. Conectiv would employ interest rate swaps as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt,
(iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure, i.e., Conectiv will not engage in "leveraged" or "speculative" transactions. The underlying interest rate indices of such interest rate swaps will closely correspond to the underlying interest rate indices of Conectiv's debt to which such interest rate swap relates. Conectiv will only enter into interest rate swap agreements with counterparties whose senior debt ratings, as published by Standard & Poor's Corporation, are greater than or equal to "BBB+", or an equivalent rating from Moody's Investor Service, Inc., Fitch Investor Service or Duff & Phelps.

        2.      Utility Subsidiary Financing

        As shown on Exhibit I-1, Delmarva has previously issued, and there are currently outstanding, preferred stock, commercial paper notes, first mortgage bonds issued under a Mortgage and Deed of Trust dated October 1, 1943, medium term notes issued under an Indenture dated as of November 1, 1988, unsecured subordinated debt securities issued in connection with certain securities issued by a subsidiary trust and various exempt revenue bonds and pollution control notes. Any future issue of such securities would qualify for issuance without prior approval by this Commission pursuant to Rule 52, except short-term debt securities which will have been approved by the Virginia State Corporation Commission ("VSCC") but not the Delaware Public Service Commission ("DPSC"),3 and except for unsecured subordinated debt securities issued in connection with securities issued by a subsidiary trust which involve affiliate guarantees.

        Commission authorization is sought for the issuance by Delmarva of up to $275 million of short-term debt securities consisting of commercial paper, unsecured bank loans and borrowings from the System Money Pool (as described below). A copy of the order issued by the VSCC will be filed by amendment as Exhibit D-1. Such issuances of securities will comply in all instances with the parameters for financing described above. Any short-term borrowings by Delmarva, when combined with short-term borrowings by Conectiv for which authority is sought herein, will not exceed $500 million at any time during the Authorization Period.

        As shown on Exhibit I-2, Atlantic also has previously issued and there are currently outstanding preferred stock, first mortgage bonds and secured medium term notes issued under a Mortgage and Deed of Trust dated January 15, 1937, unsecured medium term notes issued under an Indenture dated March 1, 1997, junior funded debt issued under an Indenture dated February 1, 1986, pollution control notes, and notes under bank credit lines and unsecured subordinated debt securities issued in connection with certain securities issued by a subsidiary trust. Any future issue of similar securities would be issued with the approval of the New Jersey Board of Public Utilities ("NJBPU") and thus, such issue would be exempt under the terms of Rule 52, except that


----------
        3 Since Delmarva is incorporated both in Delaware and Virginia, it is unclear whether Rule 52 requires approval of a proposed security issue by both States. Therefore, Delmarva will assume that Rule 52 does not apply and requests authority from this Commission.

unsecured subordinated debt securities issued by a subsidiary trust involve affiliate guarantees and do not qualify under Rule 52.

        In Item I.E.6 below, authorization is requested for both Utility Subsidiaries to retain certain existing financing entities, to establish and acquire new financing entities and for the financing entities to issue securities to third parties to be guaranteed by the applicable Utility Subsidiary.

        In addition, the Utility Subsidiaries may find it necessary or desirable to issue other types of securities during the Authorization Period that are not exempt from prior Commission approval. The Utility Subsidiaries request that the Commission reserve jurisdiction over the issuance of such additional types of securities and the amount thereof except to the extent the same are exempt pursuant to Rule 52. Each Utility Subsidiary also undertakes to have a post-effective amendment filed in this proceeding that will describe the general terms of each such security and the amount thereof of such Utility Subsidiary and request a supplemental order of the Commission authorizing the issuance thereof. To the extent that a Utility Subsidiary elects to issue commercial paper, either pursuant to Rule 52 or pursuant to an order in this file, the Utility may be made party to the Conectiv Credit Facility discussed above as back-up to the commercial paper.

        To the extent not exempt under Rule 52, the Utility Subsidiaries also request authority to enter into interest rate risk management transactions of the same type and under the same conditions as requested above by Conectiv.

        3.      Non-Utility Subsidiary Financing

        As noted on Exhibits I-1 and I-2, certain Non-Utility Subsidiaries have debt, construction loans, letters of credit and support arrangements in place. Certain guarantees in favor of a direct or indirect Subsidiary issued by another Subsidiary may be replaced by a Conectiv guarantee as described below. It is expected that future financing by the Non-Utility Subsidiaries will be made pursuant to the terms of Rule 52.

        The Non-Utility Subsidiaries are engaged in and expect to continue to be active in the development and expansion of their existing energy-related or otherwise functionally-related, non-utility businesses. They will be competing with large, well-capitalized companies in different sectors of the energy and other industries. In order to quickly and effectively invest in such competitive arenas, it will be necessary for the Non-Utility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. The majority of such financings will be exempt from prior Commission authorization pursuant to Rule 52(b). The Non-Utility Subsidiaries may, however, engage in types of security financing with non-affiliates that are not exempt from prior Commission approval. The Non-Utility Subsidiaries therefore request that the Commission reserve jurisdiction over the issuance of such additional types of securities and the amounts thereof and undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such security and the amounts thereof and request a supplemental order of the Commission authorizing the issuance thereof by the subject Non-Utility Subsidiary.

        4.      Guarantees and Intrasystem Money Pool

        a.      Guarantees

        Conectiv requests authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of Subsidiaries as may be appropriate to enable such Subsidiaries to carry on in the ordinary course of their respective businesses, in an aggregate principal amount not to exceed $350 million outstanding at any one time, except to the extent the same are exempt pursuant to Rule 45. Included in this amount are guarantees and other credit support mechanisms of Atlantic previously issued in favor of its subsidiaries which will be assumed by Conectiv upon consummation of the Merger.

        In addition, authority is requested for Non-Utility Subsidiaries to enter into arrangements with each other similar to those described with respect to Conectiv above in an aggregate principal amount not to exceed $100 million outstanding at any one time, except to the extent the same are exempt pursuant to Rule 45. The limits on guarantees and other credit support obligations described above are not to be included in the aggregate respective limits applicable to external financings requested elsewhere herein. Any guarantee of an existing Subsidiary which is an energy-related company as defined in Rule 58 or of a new subsidiary whose securities are acquired pursuant to Rule 58 will be included in the computation of aggregate investments in energy-related companies for purposes of Rule 58.

        Conectiv requests that this guarantee authority include the ability to guarantee debt. With respect to domestic Subsidiaries, the debt guaranteed will comply with the parameters for financing set forth above. Any promissory note or other similar evidence of indebtedness issued by a special purpose direct or indirect Subsidiary (hereinafter "Project Parent") formed in a foreign country for purposes of investment in an EWG or FUCO (EWGs and FUCOs are sometimes collectively referred to herein as "Exempt Projects") to a person other than Conectiv or an intermediary parent company with respect to which Conectiv or an intermediary parent may issue a guarantee would mature not later than 30 years after the date of issuance. It would bear interest at a rate that would not exceed (a) the greater of 250 basis points above the lending bank's or other recognized prime rate and 50 basis points above the federal funds rate; (b) 400 basis points above the specified LIBOR rate plus any applicable reserve requirement; or (c) a negotiated fixed rate 500 basis points above the 30 year "current coupon" U.S. treasury bond rate if such note or other indebtedness is U.S. dollar denominated. If such note or other indebtedness is denominated in the currency of a foreign nation, the interest rate will not exceed a fixed or floating rate on a U.S. dollar denominated borrowing of identical average life that does not exceed 10% over the highest rate set forth above.

        Conectiv may enter into reimbursement agreements with banks to support letters of credit delivered as security for Conectiv's direct or indirect equity contribution obligation to a Project Parent or otherwise in connection with project development activities. Any reimbursement agreement supporting a letter of credit would have a term not in excess of 30 years. Drawings under any such letter of credit would bear interest at not more than 5% above the prime rate of the letter of credit bank as in effect from time to time and letter of credit fees would not exceed 1% annually of the face amount of the letter of credit. (See New England Electric System, HCAR No. 26729, dated June 10, 1997)

        b.      Authorization and Operation of System Money Pool

        Since all lending and borrowing transactions conducted through the proposed System Money Pool involve the issuance of a note, Rule 52 applies so long as the participation by any utility subsidiary has been approved by the state commission in the state where the utility is incorporated and doing business and the formulation of applicable interest rates comply with Rule 52. Participation in the System Money Pool by Delmarva will have been approved by the VSCC but not the DPSC. In addition, there is a question as to whether participation in the System Money Pool by an ETC is an affiliate transaction which is not exempt under Section 34 of the Act. Conectiv and the Subsidiaries hereby request authorization to establish the System Money Pool.

        The Applicants believe that the all-in cost of the proposed borrowings through the System Money Pool will generally be more favorable to the borrowing participants than the comparable all-in cost of external short-term borrowings, and the yield to the participants contributing available funds to the System Money Pool will generally be higher than the typical yield on short-term investments.

        Under the proposed terms of the System Money Pool, short-term funds would be available from surplus funds in the treasuries of Conectiv and the Subsidiaries for short-term loans to the Subsidiaries from time to time. The determination of whether a System Money Pool participant at any time has surplus funds to lend to the System Money Pool or shall lend funds to the System Money Pool would be made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of current cash position, cash flow projections and other relevant factors.

        System Money Pool participants that borrow would borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the System Money Pool. On any day when more than one fund source (e.g., surplus treasury funds of Conectiv and other System Money Pool participants ("Internal Funds") and funds from external borrowings by Conectiv ("External Funds")), with different rates of interest, is used to fund loans through the System Money Pool, each borrower would borrow pro rata from each such funding source in the System Money Pool in the same proportion that the amount of funds provided by that funding source bears to the total amount of short-term funds available to the System Money Pool.

        Interest expense (income) will be charged (credited) monthly to all participants in the System Money Pool based on each participant's daily average cash position. The cost of money for all advances from the System Money Pool and the investment rate for moneys invested in the System Money Pool will be the same. To derive this rate, Support Conectiv will use the System

Money Pool's net monthly interest expense (expense less any income) generated by external borrowings incurred on behalf of the System Money Pool. This net amount will then be divided by Support Conectiv's average net daily investment/borrowing position to derive an interest rate for the month. In the unlikely event that, on a consolidated basis, investments in the System Money Pool are exactly offset by borrowings from the System Money Pool such that there are no external borrowings or investments, the cost of money and the investment rate will be the prior month's average Federal Funds Rate as published in the Federal Reserve Statistical Release, Publication H.15 (519).

        The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Conectiv in lending External Funds to the System Money Pool would initially be paid by Conectiv. A portion of such costs -- or all of such costs in the event Conectiv establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the System Money Pool -- would be allocated to the System Money Pool participants borrowing such External Funds through the System Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

        Borrowings from the System Money Pool would require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof. No loans through the System Money Pool would be made to Conectiv.

        Conectiv and investing Subsidiaries would be investors ("Investors") pursuant to a System Money Pool evidence of deposit (see Exhibit A-7). Loans to Subsidiaries through the System

Money Pool will be made pursuant to a short-term grid note (see Exhibit A-8) Such short-term grid note will be due upon demand by the Investor(s), but in any case will be repaid prior to May 1 of the calendar year after borrowing. A default rate equal to 2% per annum above the pre-default rate on unpaid principal or interest amounts will be assessed if any interest or principal payment becomes past due.

        Funds not required by the System Money Pool to make loans (with the exception of funds required to satisfy the Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including:
(i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit, (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder. A draft copy of the Conectiv System Money Pool Investment Guidelines is included as Exhibit A-9. The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the System Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the System Money Pool and the cost of funds provided to the System Money Pool by such participant.

        Operation of the System Money Pool, including record keeping and coordination of loans, will be handled by Support Conectiv under the authority of the appropriate officers of the participating companies. Support Conectiv will administer the System Money Pool on an "at cost" basis. Support Conectiv will act strictly in an agency capacity, and not as principal, with regard to funds deposited in the System Money Pool by other participants.

        The maximum amount of System Money Pool borrowings outstanding for each Subsidiary will be determined by Conectiv and the Subsidiaries in accordance with business needs. Actual short-term financing would be issued based on working capital requirements and any interim financing needed to bridge between issuances of long-term capital.

        Proceeds of any short-term borrowings from the System Money Pool by the Applicants may be used by each such Applicant (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and preferred stock; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and (vi) for other lawful general purposes.

        5. Changes in Capital Stock of Wholly-Owned Subsidiaries and Dividends Out of Capital or Unearned Surplus by Non-Utility Subsidiaries

        The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to Conectiv or other intermediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued pursuant to this file cannot be ascertained at this time. It may happen that the proposed sale of capital stock may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value or a different par value. Also, a wholly-owned Subsidiary may wish to engage in a reverse stock split to reduce franchise or other taxes. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of any such wholly-owned Subsidiary's authorized capital stock capitalization by an amount deemed appropriate by Conectiv or other immediate parent company in the instant case. A Subsidiary would be able to change the par value, or change between par and no-par stock, without additional Commission approval. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business. (See New Century Energies, Inc. No. 35-26750, dated August 1, 1997).

        In addition, Conectiv requests the flexibility to withdraw capital from a Non-Utility Subsidiary with excess funds through a dividend out of capital surplus to the full extent permitted by the law of the state where the Non-Utility Subsidiary is incorporated. Said capital would then be used for the authorized business of the Conectiv System.

        Applicants expect that situations will arise where a direct or indirect Non-Utility Subsidiary will have unrestricted cash available for distribution in excess of current and retained earnings. Consequently, in these situations the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus.

        One situation could result if Conectiv were to acquire all of the capital stock of an Exempt Project indirectly through an Project Parent and, following the acquisition, the Exempt Project incurred borrowings, some or all of the proceeds of which were distributed to the Project Parent, as a reduction in the amount invested in such Exempt Project (i.e., return of capital). Assuming it had no earnings, the Project Parent could not, without prior Commission approval, distribute such cash to its parent.

        In that same example, if the Project Parent were to sell a portion of its equity in the Exempt Project to a third party for cash, the Project Parent would again have substantial unrestricted cash available for upstream distribution, but (assuming no profit on the stock sale) would not have available current earnings and therefore could not, without prior Commission approval, declare and pay a dividend out of such cash proceeds.

        Any dividend actually declared and paid out of capital or unearned surplus pursuant to the authority requested herein will conform to applicable law of the respective company's jurisdiction or organization and applicable covenant restrictions in loan or other financing agreements.

        The ability of the Non-Utilities Subsidiaries to use distributable cash to pay dividends ultimately to Conectiv will benefit the Conectiv System by enabling Conectiv to apply such amounts to the reduction or refinancing of outstanding bank borrowings and to fund operations of other Subsidiaries. In addition, since the Non-Utility

Subsidiaries are or will be engaged in activities exclusively dedicated to owning or operating non-utility facilities as permitted under existing Commission orders or regulations, the payment of dividends by the Non-Utility Subsidiaries out of capital or unearned surplus will not adversely affect the financial integrity of the Conectiv System or jeopardize the working capital of Utility Subsidiaries within the contemplation of Section 12(c) of the Act.

        The Commission has recently issued orders authorizing the payment of dividends out of capital or unearned surplus under circumstances substantially similar to those proposed herein. See The Columbia Gas System, Inc. Release No. 35-26209, December 29, 1994; GPU International, Inc., et al., Release No. 35-26678, February 28, 1997; The Southern Company, et al., Release No. 35-26543, July 17, 1996; Cinergy Corp., et al., Release No. 35-26719, May 22, 1997.

        6.      Financing Entities

        Authority is sought for the Subsidiaries to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issuance to third parties of income preferred securities or other securities authorized hereby or issued pursuant to an applicable exemption. Request is also made for these financing entities to issue such securities to third parties in the event such issuances are not exempt pursuant to Rule 52. Additionally, request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness by any of the Subsidiaries to a financing entity in return for the proceeds of the financing, (ii) the acquisition by any of the Subsidiaries of voting interests or equity securities issued by the financing entity to establish any such Subsidiary's ownership of the financing entity (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from 1 to 3 percent of the capitalization of the financing entity) and (iii) the guarantee by the Applicants of such financing entity's obligations in connection therewith. Each of the Subsidiaries also request authorization to enter into expense agreements with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity. Any amounts issued by such financing entities to third parties pursuant to this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of such financing entity. Applicants also request that Delmarva be authorized to retain Delmarva Power Financing I, a wholly-owned trust, that issued trust preferred securities and loaned the proceeds to Delmarva and that Atlantic Electric be authorized to retain Atlantic Capital I, a wholly-owned trust, that issued trust preferred securities and loaned the proceeds to Atlantic Electric. The authorization sought herein with respect to financing entities is substantially the same as that given to New Century Energies, Inc. in Release No. 35-26750 dated August 1, 1997.

F.      Financing of EWGs and FUCOs

        Sections 32 and 33 of the Act permit a registered holding company to acquire and maintain interests in one or more EWGs and FUCOs without the need to apply for or receive approval from the Commission. To the extent that funds for one or more projects are required in excess of internally generated funds, Conectiv hereby requests Commission authorization to form one or more intermediary companies and to fund those companies with some of the proceeds from the financings authorized hereby for the purpose of investing in EWGs and FUCOs in compliance with Rule 53(a)(1) such that Conectiv's aggregate investment at any one time during the period covered by this Application will not exceed 50% of its "consolidated retained earnings", as defined in Rule 53(a)(1)(ii). Conectiv undertakes to maintain, or cause to be maintained to the extent reasonable under the circumstances, the books and records of any EWG, foreign EWG or FUCO in which it holds an interest in accordance with the requirements of Rule 53(a)(2). It is also anticipated that a minimal number of employees of the Utility Subsidiaries may render services, directly or indirectly, to EWGs and FUCOs in the Conectiv System, provided that the number of such employees shall not in any event exceed two percent (2%) of the total number of employees of such public utility companies. Conectiv may seek additional Commission authorization if one or more prospective transactions warrant additional financing. At the time of issuance of any securities authorized in connection with this Application, the proceeds of which will be used to invest in any EWG or FUCO, Conectiv will be in compliance with Rule 53.

G.      Summary of Authorizations Sought

        Conectiv requests Commission authorization with this Application for the following financing transactions without any additional Commission approvals required except as indicated. Unless otherwise specifically indicated, all requested authorizations pertain to transactions initiated prior to December 31, 2000.

        1.      Conectiv External Financing

        a. Authorization to issue common stock and long-term debt in an aggregate amount not to exceed $500 million, including $100 million of common stock to be issued for acquisitions

        b. Authorization to issue up to 10 million shares of Conectiv common stock (in addition to the authorization sought in Item 1.G.1.a above) pursuant to dividend reinvestment plans and Conectiv benefit plans and, in connection with benefit plans, to issue options to acquire Conectiv common stock for a period extending ten years from the date of the Commission Order under this Application

        c. Authorization to issue common stock aggregating no more than $100 million (included in the authorization sought in Item 1.G.1.a above) in market value at the time of issue in consideration for securities being acquired by Conectiv or a Non-Utility Subsidiary pursuant to the order issued in connection with the Merger U-1 or pursuant to Rule 58 or Section 34

        d. Authorization to have outstanding at any one time, up to $500 million of short-term debt consisting of borrowings under the Credit Facility, the issuance of commercial paper and the sale of bid notes

        e. Authorization to issue other types of securities that Conectiv deems appropriate, for which the Commission would reserve jurisdiction over such issuance subject to the parameters for financing authorization described herein

        f. Authorization for Conectiv to enter into certain hedging transactions to convert all or a portion of its variable rate debt existing or to be issued pursuant to this Application to fixed rate debt or to convert all or a portion of its fixed rate debt existing or to be issued pursuant to this Application to variable rate debt or to limit the impact of changes in interest rates on variable rate debt or planned issuances of debt

        2.      Utility Subsidiary Financing

        a. Authorization for Delmarva to have outstanding at any one time up to $275 million of short-term debt consisting of commercial paper, unsecured bank loans and borrowings under the System Money Pool

        b. To the extent not exempt under Rule 52, authorization to enter into hedging transactions similar to those identified above for Conectiv

        c. To the extent not exempt under Rule 52, authorization to issue other types of securities that the Utility Companies deem appropriate, for which the Commission would reserve jurisdiction over issuance

        3.      Non-Utility Subsidiary Financing

        a. To the extent not exempt, authorization to issue other types of securities that the Non-Utility Companies deem appropriate, for which the Commission would reserve jurisdiction over issuance thereof

        4.      Intrasystem Financing

        a. To the extent not exempt under Rule 45, authorization for Conectiv to enter into guarantees (of debt and otherwise), letters of credit or otherwise provide credit support with respect to the obligations of Conectiv System companies in an aggregate amount not to exceed $350 million

        b. To the extent not exempt under Rule 45, authorization for the Non-Utility Subsidiaries to enter into guarantees, letters of credit or otherwise provide credit support with respect to the debt and obligations of other Subsidiaries in an aggregate amount not to exceed $100 million

        c. To the extent not exempt under Rule 52, authorization to establish and operate the System Money Pool

        5.      Financing Entities

        a. Authorization for the Subsidiaries to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issue to third parties of income preferred securities or other securities. Request is also made for these financing entities to issue such securities to third parties in the event such transactions may not be covered by Rule 52. Additionally, request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness by any of the Subsidiaries to a financing entity in return for the proceeds of the financing,
                (ii) the acquisition by any of the Subsidiaries of voting interests or equity securities issued by the financing entity to establish any such Subsidiary's ownership of the financing entity and
                (iii) the guarantee by the Applicants of such financing entity's obligations.

        b. Authorization for certain Subsidiaries to retain financing entities in existence prior to the Merger

        6.      Financing of EWGs and FUCOs

        a. Authorization for the formation of one or more intermediary companies for the purpose of investing the proceeds of borrowings by Conectiv in EWGs and FUCOs in compliance with the standards set forth in Rule 53.

H.      Filing of Certificates of Notification

        It is proposed that, with respect to Conectiv, the reporting systems of the 1933 Act and the 1934 Act be integrated with the reporting system under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and Conectiv. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur.

        The Rule 24 certificates will contain the following information:

        a. If sales of common stock or debt by Conectiv are reported, the purchase price per share and the market price per share at the date of the agreement of sale;

        b. The total number of shares of Conectiv common stock issued or issuable pursuant to options granted during the quarter under Conectiv's dividend reinvestment plan and employee benefit plans including any employee benefit plans hereinafter adopted as discussed in Item 1.E.1.a.ii;

        c. If Conectiv common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquiror;

        d. If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

        e. The amount and terms of any short-term debt issued by Conectiv and Delmarva during the quarter;

        f. The amount and terms of any financings consummated by any Utility Subsidiary that are not exempt under Rule 52;

        g. The amount and terms of any financings consummated by any Non-Utility Subsidiary during the quarter that are not exempt under Rule 52;

        h. A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing;

        i. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Conectiv, that has engaged in jurisdictional financing transactions during the quarter; and

        j. Future registration statements filed under the 1933 Act with respect to securities that are subject of the Application will be filed or incorporated by reference as exhibits to the next certificate filed pursuant to Rule 24

I.      Statement Pursuant to Rule 54

        Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied. As demonstrated below, such rules are satisfied.

        Rule 53 requires that the aggregate investment in EWGs and FUCOs not exceed 50% of a system's consolidated retained earnings. Conectiv and the Subsidiaries will not make any investments in EWGs and FUCOs that cause it to exceed that limitation, unless the Commission otherwise authorizes.

        Conectiv and the Subsidiaries will maintain books and records to identify the investments in and earnings from EWGs and FUCOs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). In addition, the books and records of each such entity will be kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements will be prepared according to GAAP, and Conectiv undertakes to provide the Commission access to such books and records and financial statements as it may request.

        Employees of Conectiv's domestic public-utility companies will not render services, directly or indirectly, to any EWGs or FUCOs in the Conectiv System, thereby satisfying Rule 53(a)(3).

        Conectiv will submit copies of this Form U-1 and every certificate filed pursuant to Rule 24 with every federal, state or local regulator having jurisdiction over the retail rates of the public utility companies in the Conectiv System. Rule 53(a)(4) will be correspondingly satisfied.

        None of the conditions described in Rule 53(b) exists with respect to Conectiv, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

(a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and (2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

Estimated Legal Fees and Expenses

Estimated Miscellaneous Expenses

TOTAL                                       *(TO BE PROVIDED BY AMENDMENT)

* The above fees do not include the expenses for the public issuance of long-term debt and equity securities. As noted previously, Conectiv proposes that such fees be capped at 5% of the issuance amount.

(b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

Not applicable.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

(a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

Conectiv External Financing:

        The issuance of common stock, long-term debt, short-term debt and other securities by Conectiv is subject to Sections 6 and 7 of the Act. Rule 54 is also applicable to the issuance of securities by Conectiv. Compliance with Rule 54 is discussed above.

        Section 6(a) provides in relevant part that it is unlawful for a registered holding company or subsidiary of a registered holding company to issue a security except in accordance with a declaration under Section 7 and with the order under such section permitting such declaration to become effective or except pursuant to applicable exemption or exception.

        Subparagraph (b) of Section 6 provides an exemption from the approval requirement for short-term (maturing in less than nine months) debt issued in a private offering aggregating no more than 5 per cent of the principal amount and par value of the other securities of the company outstanding or such greater amount as the Commission authorizes. The authorized level of short-term debt sought herein for Conectiv would be approximately 10% of consolidated capitalization and is well within the parameters established by Commission precedent.

        Section 7 sets forth the requirements for the declaration and the standards that must be met before an order may be issued permitting the declaration to become effective. Section 7(c) requires that the security to be issued be one of those set forth or be "for necessary and urgent corporate purposes of the declarant where the requirements of the provisions of paragraph
(1) would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest of for the protection of investors or consumers." The debentures, and medium term notes meet the standards of Section 7(c)(1) except for certain criteria set forth in the Statements of Policy governing First Mortgage Bonds and Preferred Stock. However, the Commission has stated, " . . .[T]he SEC has found that the Statements of Policy have become anachronistic and hinder the ability of registered companies to raise capital. As a result, the SEC has permitted more and more deviations on a case-by-case basis from the requirements of the Statements of Policy." Conectiv hereby requests authority to deviate from the Statements of Policy to the extent that any preferred stock which may be issued by the Utility Subsidiaries pursuant to Rule 52 and the long-term debt to be issued by Conectiv pursuant to authority sought herein and the Utility Subsidiaries pursuant to Rule 52 do not comply with such statements. As discussed in Item 1 above, the issuance of long-term notes by Conectiv is "for necessary and urgent corporate purposes where the requirements of the provisions of paragraph (1) would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest or for the protection of investors or consumers."

        Section 7(d) sets forth specific findings that, if made, preclude the SEC from permitting the application to go effective:

    1. the security is not reasonably adapted to the security structure of the declarant and other companies in the same holding company system;

        As shown on the pro-forma financial statements, Conectiv's consolidated debt-equity ratio will be consistent with that of an investment grade utility system.

    2. the security is not reasonably adapted to the earning power of the declarant;

        The ability of Conectiv to meet its interest obligations hinges on the earnings of its subsidiaries. Conectiv will have the financial capacity to discharge all of its payment obligations without adversely affecting the operating companies.

    3. financing by the issue and sale of the particular security is not necessary or appropriate to the economical and efficient operation of a business in which the applicant is engaged or has an interest;

        As discussed above, financing with long-term debt offers advantages over alternative means of obtaining funding.

    4. the fees, commission, or other remuneration, to whomsoever paid, directly or indirectly, in connection with the issue, sale or distribution of the security are not reasonable;

        The fees, commissions, expenses and margins referenced in Item 2 are reasonable.

    5. in the case of a . . .guaranty of . . a security of another company, the circumstances are such as to constitute the making of such guaranty . .. an improper risk . . ; or

        The guarantees to be issued by Conectiv in favor of the Subsidiaries are discussed below.

    6. the terms and conditions of the issue or sale of the security are detrimental to the public interest or the interest of investors or consumers.

        The investor and public interest issues are discussed above.

        The acquisition by Conectiv and the Utility Subsidiaries of hedging instruments that represent interests in securities is subject to Sections 9 and 10 of the Act.

Subsidiary Financing:

        Except as exempt pursuant to Rule 52 discussed below, the issuance of common stock or debt securities by a Subsidiary is subject to Sections 6, 7 and 12 and Rule 43 and the acquisition by an affiliate is subject to Sections 9, 10 and 12 of the Act and Rule 45.

Applicability of Rule 52:

        The issuance of common or preferred stock and long-term debt by Delmarva will have been approved by the VSCC and will qualify for exemption from the approval requirements of Sections 6 and 7 of the Act pursuant to the terms of Rule 52. The issuance of such securities and short-term debt by Atlantic Electric will have been approved by the NJBPU and will qualify for exemption from the approval requirements of Sections 6 and 7 of the Act pursuant to the terms of Rule 52.

        The issuance by Delmarva of commercial paper and short-term notes, including the issuance of short-term notes in connection with money-pool borrowing will have been approved by the VSCC but not by the DPSC. Since Delmarva is incorporated in both Delaware and Virginia, a question exists as to whether Rule 52 would apply in the absence of orders from both states. If Rule 52 does not apply, Sections 6 and 7 apply to require Commission approval prior to the issuance of such notes and, to the extent that short-term notes are acquired by Conectiv or an affiliate, Sections 9 and 10 apply.

Guarantees:

        The issuance by Conectiv and/or Non-Utility Subsidiaries of guarantees on behalf of their subsidiaries or other Non-Utility Subsidiaries is subject to
Section 12(b) and Rule 45 thereunder.

Subsidiary Changes in Par Value and Non-Utility Subsidiary Dividends out of Capital or Unearned Surplus:

        To the extent that a change in par value may result in the effective exchange of one security for another, Sections 6, 7, 9, and 10 and Rule 52 may be deemed applicable. Section 12(c) and Rule 46 are applicable to the proposed issuance by a Non-Utility Subsidiary of dividends out of capital or unearned surplus including surplus created by a change in par value. Upon the issuance of an order permitting this application to become effective, the terms of Rule 46 will have been complied with.

General:

        To the extent that the transactions which are the subject matter of this Application are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules and regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

ITEM 4. REGULATORY APPROVAL

(a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the U. S. Securities and Exchange Commission) over the proposed transaction.

        The DPSC and VSCC exercise jurisdiction over the issuance of common stock, preferred stock, and long-term debt securities by Delmarva. The VSCC also approves Delmarva's issuance of short-term debt. In addition, the VSCC has jurisdiction over Delmarva's sale of common stock, preferred stock, and both long- and short-term debt securities to Conectiv. The DPSC has no similar authority. The NJBPU will also have approved the issuance by Atlantic Electric of preferred stock and short-term and long-term debt securities.

(b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (1) of this item in connection with the proposed transaction.

        An application will be made by the aforementioned subsidiary companies to their respective state regulatory commissions as set forth in answer to Item 3(a) above.

ITEM 5. PROCEDURE

(a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

        The Applicants hereby request that there be no hearing on this Application and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application not later than September 9, 1997, such notice to specify a date not later than October 3, 1997, by which comments may be entered and a date not later than the date of the Commission's order for the Merger U-1, as the date which an order of the Commission granting and permitting the Application to become effective may be entered by the Commission.

(b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

        Applicants hereby (i) waive a recommended decision by a hearing officer,
(ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

(a) Exhibits

A-1 Restated Certificate of Incorporation of Conectiv (filed as Annex IV to the Registration Statement on Form S-4 on December 26, 1996 (Registration No. 333-18843), and incorporated herein by reference)

A-2 Form of Conectiv Indenture including Form of Debenture (to be filed by amendment)

A-3     Form of Conectiv Common Stock Certificate (to be filed by amendment)

A-4     Form of Conectiv Commercial Paper Note

A-5     Form of Bid Note (to be filed by amendment)

A-6     Form of System Money Pool Evidence of Deposit

A-7     Form of System Money Pool Short-Term Grid Note

A-8     Draft Investment Guidelines

B-1 Form of Standard Conectiv Underwriting Agreement (Common Stock) (to be filed by amendment)

B-2 Form of Standard Conectiv Underwriting Agreement (Debt) (to be filed by amendment)

B-3 Form of Standard Conectiv Master Distribution Agreement (Medium-Term Notes) (to be filed by amendment)

B-4     Summary of Terms of Conectiv Benefit Plans (to be filed by amendment)

B-5     Form of Conectiv Dividend Reinvestment Plan (to be filed by amendment)

C-1 Registration Statement (to be filed by amendment via incorporation by reference)

D-1 Order of the Virginia State Corporation Commission related to nonexempt financing (to be filed by amendment).

F-1     Opinion of Counsel (to be filed by amendment)

H-1     Proposed Notice

H-2     Financial Data Schedules

I-1 Summary of existing financing arrangements for Delmarva and subsidiaries.

I-2 Summary of existing financing arrangements for Atlantic and subsidiaries.

(b) Financial Statements

A.      Balance Sheets as of June 30, 1997

        1.      Delmarva Power & Light Company and Subsidiaries

        2.      Atlantic Energy, Inc. and Subsidiaries

        3.      Conectiv, Inc. and Subsidiaries

        4. Conectiv, Inc. and Subsidiaries (pro forma for financing authorization requested in this Application)

        5.      Conectiv, Inc.

        6. Conectiv Inc. (pro forma for financing authorization requested in this Application)

B.      Income Statements for the Twelve Months Ended

        1.      Delmarva Power & Light Company and Subsidiaries

        2.      Atlantic Energy, Inc. and Subsidiaries

        3.      Conectiv, Inc. and Subsidiaries

        4. ProForma Conectiv, Inc. and Subsidiaries (pro forma for financing authorization requested in this Application)

        5.      Conectiv, Inc.

        6. Conectiv Inc. (pro forma for financing authorization requested in this Application)

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

(a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2) (C) of the National Environmental Policy Act [42 U.S.C. 4232(2)(C)]. If the response to this term is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

        As more fully described in Item 1, the proposed transactions subject to the jurisdiction of this Commission relate only to the means of financing activities. The proposed transactions subject to the jurisdiction of this Commission have no environmental impact in and of themselves.

(b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

        No federal agency has prepared or, to Conectiv's knowledge, is preparing an EIS with respect to the proposed transaction.

                                    SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this filing on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.



DATE:                                  CONECTIV, INC.

August 27, 1997                        /s/ Barbara S. Graham
-----------------------------          ---------------------------------------
                                       Barbara S. Graham
                                       President & Secretary

                           CONSOLIDATED CONECTIV, INC.
                        PRO FORMA COMBINED BALANCE SHEETS
                                  JUNE 30, 1997
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                     ASSETS




                                                    CONSOLIDATED        CONSOLIDATED            MERGER
                                                      DELMARVA            ATLANTIC            PRO FORMA
                                                    AS ADJUSTED          AS ADJUSTED         ADJUSTMENTS
                                                    ------------        ------------        ------------
Utility Plant, At Cost
  Electric                                             2,960,183           2,546,102                --
  Gas                                                    233,414                --                  --
  Common                                                 148,143                --                  --
                                                    ------------        ------------        ------------
                                                       3,341,740           2,546,102                --
  Less: Accumulated depreciation                       1,314,643             894,176                --
                                                    ------------        ------------        ------------
  Net utility plant in service                         2,027,097           1,651,926                --
  Construction work-in-progress                          118,622             102,360                --
  Leased property, net                                    31,159              36,795                --
  Cost in excess of net assets acquired, net              74,870                --               229,166(f)
                                                    ------------        ------------        ------------
                                                       2,251,748           1,791,081             229,166
                                                    ------------        ------------        ------------
Investments and Nonutility Property
  Nonutility property, net                                88,757              73,252                --
  Investment in leveraged leases                          46,281              80,080                --
  Funds held by trustee                                   36,954              89,304                --
  Other investments                                        5,461              40,500                --
                                                    ------------        ------------        ------------
                                                         177,453             283,136                --
                                                    ------------        ------------        ------------
Current Assets
  Cash and cash equivalents                               36,882              17,994                --
  Accounts receivable                                    162,811             139,294                --
  Deferred energy costs                                   17,351              35,512                --
  Inventories, at average cost:
    Fuel (coal, oil, and gas)                             34,040              27,887                --
    Materials and supplies                                43,164              38,120                --
  Prepayments                                              5,835              54,221                --
  Other                                                     --                 5,961                --
                                                    ------------        ------------        ------------
                                                         300,083             318,989                --
                                                    ------------        ------------        ------------

Deferred Charges and Other Assets
  Unrecovered purchased power costs                         --                74,837                --
  Deferred recoverable income taxes                      130,716              85,858                --
  Unrecovered state excise taxes                            --                49,703                --
  Deferred debt refinancing costs                         20,063              28,946                --
  Other regulatory assets                                 31,002              55,019                --
  Prepaid employee benefit costs                          38,898               6,934              21,726(g)
  Unamortized debt expense                                13,664              14,536                --
  Other                                                   28,179              47,592             (11,272)(i)
                                                    ------------        ------------        ------------
                                                         262,522             363,425              10,454
                                                    ------------        ------------        ------------
Total Assets                                           2,991,806           2,756,631             239,620
                                                    ============        ============        ============



                                                      PRO FORMA
                                                       MERGED             FINANCING             PRO FORMA
                                                    CONSOLIDATED          PRO FORMA            CONSOLIDATED
                                                    CONECTIV, INC.       ADJUSTMENTS          CONECTIV, INC.
                                                    --------------      ------------          --------------
Utility Plant, At Cost
  Electric                                             5,506,285                --                 5,506,285
  Gas                                                    233,414                --                   233,414
  Common                                                 148,143                --                   148,143
                                                    --------------      ------------          --------------
                                                       5,887,842                --                 5,887,842
  Less: Accumulated depreciation                       2,208,819                --                 2,208,819
                                                    --------------      ------------          --------------
  Net utility plant in service                         3,679,023                --                 3,679,023
  Construction work-in-progress                          220,982                --                   220,982
  Leased property, net                                    67,954                --                    67,954
  Cost in excess of net assets acquired, net             304,036                --                   304,036
                                                    --------------      ------------          --------------
                                                       4,271,995                --                 4,271,995
                                                    --------------      ------------          --------------
Investments and Nonutility Property
  Nonutility property, net                               162,009                --                   162,009
  Investment in leveraged leases                         126,361                --                   126,361
  Funds held by trustee                                  126,258                --                   126,258
  Other investments                                       45,961                --                    45,961
                                                    --------------      ------------          --------------
                                                         460,589                --                   460,589
                                                    --------------      ------------          --------------
Current Assets
  Cash and cash equivalents                               54,876             849,567 (q)(r)(s)       904,443
  Accounts receivable                                    302,105                --                   302,105
  Deferred energy costs                                   52,863                --                    52,863
  Inventories, at average cost:
    Fuel (coal, oil, and gas)                             61,927                --                    61,927
    Materials and supplies                                81,284                --                    81,284
  Prepayments                                             60,056                --                    60,056
  Other                                                    5,961                --                     5,961
                                                    --------------      ------------          --------------
                                                         619,072             849,567               1,468,639
                                                    --------------      ------------          --------------

Deferred Charges and Other Assets
  Unrecovered purchased power costs                       74,837                --                    74,837
  Deferred recoverable income taxes                      216,574                --                   216,574
  Unrecovered state excise taxes                          49,703                --                    49,703
  Deferred debt refinancing costs                         49,009                --                    49,009
  Other regulatory assets                                 86,021                --                    86,021
  Prepaid employee benefit costs                          67,558                --                    67,558
  Unamortized debt expense                                28,200                --                    28,200
  Other                                                   64,499                --                    64,499
                                                    --------------      ------------          --------------
                                                         636,401                --                   636,401
                                                    --------------      ------------          --------------
Total Assets                                           5,988,057             849,567               6,837,624
                                                    ==============      ============          ==============


  The accompanying notes to the unaudited pro forma combined balance sheet and statements of income are an integral part of this statement.

                           CONSOLIDATED CONECTIV, INC.
                        PRO FORMA COMBINED BALANCE SHEETS
                                  JUNE 30, 1997
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                         CAPITALIZATION AND LIABILITIES



                                                                CONSOLIDATED         CONSOLIDATED        MERGER
                                                                  DELMARVA             ATLANTIC         PRO FORMA
                                                                AS ADJUSTED          AS ADJUSTED       ADJUSTMENTS
                                                                ------------         ------------      -----------
Capitalization
  Common stock                                                      138,399            562,686           (700,078)(a)
  Class A common stock                                                    -                  -                 66 (a)
  Additional paid-in capital - common stock                         520,572                  -            940,142 (b)(k)
  Additional paid-in capital - Class A common stock                       -                  -            136,774 (b)
  Retained earnings                                                 288,125            222,678           (244,173)(d)
                                                                ------------         ------------      -----------
                                                                    947,096            785,364            132,731
  Treasury shares, at cost                                           (4,434)                 -              4,434 (e)
  Unearned compensation                                                (340)            (2,676)             3,016 (k)
                                                                ------------         ------------      -----------
        Total common stockholders' equity                           942,322            782,688            140,181
  Preferred stock not subject to mandatory redemption                89,703                  -            (89,703)(p)
  Preferred stock of subsidiaries:
    Not subject to mandatory redemption                                   -             30,000             89,703 (p)
    Subject to mandatory redemption                                  70,000            113,950                  -
  Long-term debt                                                    923,710            786,187                  -
                                                                ------------         ------------      -----------
                                                                  2,025,735          1,712,825            140,181
                                                                ------------         ------------      -----------
Current Liabilities
  Short-term debt                                                    49,533            100,900                  -
  Preferred stock redemption requirement                                  -             10,000                  -
  Long-term debt due within one year                                 52,792            197,675                  -
  Variable rate demand bonds                                         84,300                  -                  -
  Accounts payable                                                   75,186             51,354                  -
  Taxes accrued                                                       1,798             30,593             (1,361)(k)
  Interest accrued                                                   20,249             21,133                  -
  Dividends declared                                                 24,475             21,624                  -
  Current capital lease obligation                                   12,708                729                  -
  Deferred income taxes, net                                          2,305              3,013                  -
  Other                                                              32,057             29,141             87,643 (h)(i)
                                                                ------------         ------------      -----------
                                                                    355,403            466,162             86,282
                                                                ------------         ------------      -----------
Deferred Credits and Other Liabilities
  Deferred income taxes, net                                        518,989            433,494            (40,339)(l)
  Deferred investment tax credits                                    41,221             45,310                  -
  Long-term capital lease obligations                                18,819             36,066                  -
  Postretirement obligations                                              -             35,609             53,496 (g)
  Other                                                              31,639             27,165                  -
                                                                ------------         ------------      -----------
                                                                    610,668            577,644             13,157
                                                                ------------         ------------      -----------
Total Capitalization and Liabilities                              2,991,806          2,756,631            239,620
                                                                ============         ============      ===========


                                                                  PRO FORMA
                                                                    MERGED          FINANCING              PRO FORMA
                                                                 CONSOLIDATED       PRO FORMA             CONSOLIDATED
                                                                CONECTIV, INC.     ADJUSTMENTS           CONECTIV, INC.
                                                                --------------     -----------           --------------
Capitalization
  Common stock                                                         1,007               139 (q)             1,146
  Class A common stock                                                    66                 -                    66
  Additional paid-in capital - common stock                        1,460,714           249,861 (q)         1,710,575
  Additional paid-in capital - Class A common stock                  136,774                 -               136,774
  Retained earnings                                                  266,630                 -               266,630
                                                                --------------     -----------           --------------
                                                                   1,865,191           250,000             2,115,191
  Treasury shares, at cost                                                 -                 -                     -
  Unearned compensation                                                    -                 -                     -
                                                                --------------     -----------           --------------
        Total common stockholders' equity                          1,865,191           250,000             2,115,191
  Preferred stock not subject to mandatory redemption                      -                 -                     -
  Preferred stock of subsidiaries:
    Not subject to mandatory redemption                              119,703                 -               119,703
    Subject to mandatory redemption                                  183,950                 -               183,950
  Long-term debt                                                   1,709,897           250,000 (r)         1,959,897
                                                                --------------     -----------           --------------
                                                                   3,878,741           500,000             4,378,741
                                                                --------------     -----------           --------------
Current Liabilities
  Short-term debt                                                    150,433           349,567 (s)           500,000
  Preferred stock redemption requirement                              10,000                 -                10,000
  Long-term debt due within one year                                 250,467                 -               250,467
  Variable rate demand bonds                                          84,300                 -                84,300
  Accounts payable                                                   126,540                 -               126,540
  Taxes accrued                                                       31,030                 -                31,030
  Interest accrued                                                    41,382                 -                41,382
  Dividends declared                                                  46,099                 -                46,099
  Current capital lease obligation                                    13,437                 -                13,437
  Deferred income taxes, net                                           5,318                 -                 5,318
  Other                                                              148,841                 -               148,841
                                                                --------------     -----------           --------------
                                                                     907,847           349,567             1,257,414
                                                                --------------     -----------           --------------
Deferred Credits and Other Liabilities
  Deferred income taxes, net                                         912,144                 -               912,144
  Deferred investment tax credits                                     86,531                 -                86,531
  Long-term capital lease obligations                                 54,885                 -                54,885
  Postretirement obligations                                          89,105                 -                89,105
  Other                                                               58,804                 -                58,804
                                                                --------------     -----------           --------------
                                                                   1,201,469                 -             1,201,469
                                                                --------------     -----------           --------------
Total Capitalization and Liabilities                               5,988,057           849,567             6,837,624
                                                                ==============     ===========           ==============




           The accompanying notes to the unaudited pro forma combined balance sheet and statements of income are an integral part of this statement.

                           CONSOLIDATED CONECTIV INC.
                     PRO FORMA COMBINED STATEMENT OF INCOME
                    FOR THE TWELVE MONTHS ENDED JUNE 30, 1997
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



                                                      CONSOLIDATED        CONSOLIDATED            MERGER
                                                        DELMARVA            ATLANTIC            PRO FORMA
                                                       AS ADJUSTED         AS ADJUSTED         ADJUSTMENTS
                                                      ------------        ------------         -----------
Operating Revenues
  Electric                                             $1,018,358            $970,220                   -
  Gas                                                     134,388                   -                   -
  Other services                                          103,474              16,325                   -
                                                      ------------        ------------         -----------
                                                        1,256,220             986,545                   -
                                                      ------------        ------------         -----------
Operating Expenses
  Electric fuel and purchased energy                      362,579             220,309                   -
  Gas purchased                                            82,828                   -                   -
  Purchased electric capacity                              29,129             195,787                   -
  Operation and maintenance                               368,507             195,503                   -
  Depreciation and amortization                           132,779              82,640               5,767 (j)
  State excise taxes                                            -             102,842                   -
  Other taxes                                              36,508               9,744                   -
                                                      ------------        ------------         -----------
                                                        1,012,330             806,825               5,767
                                                      ------------        ------------         -----------

Operating Income                                          243,890             179,720              (5,767)
                                                      ------------        ------------         -----------

Other Income
  Allowance for equity funds used
    during construction                                       857                 931                   -
  Other income                                              7,630               4,616                   -
                                                      ------------        ------------         -----------
                                                            8,487               5,547                   -
                                                      ------------        ------------         -----------

Interest Expense
  Interest charges                                         78,980              69,668                   -
  Allowance for borrowed funds used
    during construction and capitalized interest           (4,713)               (897)                  -
                                                      ------------        ------------         -----------
                                                           74,267              68,771                   -
                                                      ------------        ------------         -----------
Preferred Stock Dividend
  Requirements of Subsidiaries                              4,234              11,021               6,372 (p)
                                                      ------------        ------------         -----------

Income Before Income Taxes                                173,876             105,475             (12,139)
Income Taxes                                               71,367              37,017                   -
                                                      ------------        ------------         -----------
Net Income                                                102,509              68,458             (12,139)
Dividends on Preferred Stock                                6,372                   -              (6,372)(p)
                                                      ------------        ------------         -----------

Earnings Applicable to Common Stock:
  Common stock                                             96,137              68,458             (16,368)
  Class A common stock                                          -                   -              10,601 (m)
                                                      ------------        ------------         -----------
                                                          $96,137             $68,458             ($5,767)
                                                      ============        ============         ===========


Average common shares outstanding (000):
  Common stock                                             60,841              52,603             (13,225)(n)
  Class A common stock                                          -                   -               6,563 (n)
Earnings per average share outstanding of:
  Common stock                                              $1.58               $1.30                   -
  Class A common stock                                          -                   -                   -
Dividends declared per share of:
  Common stock                                              $1.54               $1.54                   -
  Class A common stock                                          -                   -                   -


                                                        PRO FORMA
                                                         MERGED             FINANCING               PRO FORMA
                                                      CONSOLIDATED          PRO FORMA              CONSOLIDATED
                                                      CONECTIV INC.        ADJUSTMENTS            CONECTIV INC.
                                                      -------------        -----------            -------------
Operating Revenues
  Electric                                               $1,988,578                -                 $1,988,578
  Gas                                                       134,388                -                    134,388
  Other services                                            119,799                -                    119,799
                                                      -------------        -----------            -------------
                                                          2,242,765                -                  2,242,765
                                                      -------------        -----------            -------------
Operating Expenses
  Electric fuel and purchased energy                        582,888                -                    582,888
  Gas purchased                                              82,828                -                     82,828
  Purchased electric capacity                               224,916                -                    224,916
  Operation and maintenance                                 564,010                -                    564,010
  Depreciation and amortization                             221,186                -                    221,186
  State excise taxes                                        102,842                -                    102,842
  Other taxes                                                46,252                -                     46,252
                                                      -------------        -----------            -------------
                                                          1,824,922                -                  1,824,922
                                                      -------------        -----------            -------------

Operating Income                                            417,843                -                    417,843
                                                      -------------        -----------            -------------

Other Income
  Allowance for equity funds used
    during construction                                       1,788                -                      1,788
  Other income                                               12,246                -                     12,246
                                                      -------------        -----------            -------------
                                                             14,034                -                     14,034
                                                      -------------        -----------            -------------

Interest Expense
  Interest charges                                          148,648           37,600 (r)(s)             186,248
  Allowance for borrowed funds used
    during construction and capitalized interest             (5,610)               -                     (5,610)
                                                      -------------        -----------            -------------
                                                            143,038           37,600                    180,638
                                                      -------------        -----------            -------------
Preferred Stock Dividend
  Requirements of Subsidiaries                               21,627                -                     21,627
                                                      -------------        -----------            -------------

Income Before Income Taxes                                  267,212          (37,600)                   229,612
Income Taxes                                                108,384          (13,160)(r)(s)              95,224
                                                      -------------        -----------            -------------
Net Income                                                  158,828          (24,440)                   134,388
Dividends on Preferred Stock                                      -                -                          -
                                                      -------------        -----------            -------------

Earnings Applicable to Common Stock:
  Common stock                                              148,227          (24,440)                   123,787
  Class A common stock                                       10,601                -                     10,601
                                                      -------------        -----------            -------------
                                                           $158,828         ($24,440)                  $134,388
                                                      =============        ===========            =============


Average common shares outstanding (000):
  Common stock                                              100,219           13,889 (q)                114,108
  Class A common stock                                        6,563                -                      6,563
Earnings per average share outstanding of:
  Common stock                                                $1.48                                       $1.08
  Class A common stock                                        $1.62                                       $1.62
Dividends declared per share of:
  Common stock                                                $1.54                                       $1.54
  Class A common stock                                        $3.20                                       $3.20


  The accompanying notes to the unaudited pro forma combined balance sheet and statements of income are an integral part of this statement.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(a) Adjustments to record the estimated par value at $0.01 per share of Conectiv Common Stock and Conectiv Class A Common Stock to be issued and outstanding. The number of shares of Conectiv stock was estimated using the number of Delmarva and Atlantic Common Stock shares outstanding as of June 30, 1997. Each outstanding share of Delmarva Common Stock was converted into one share of Conectiv Common Stock and each outstanding share of Atlantic Common Stock was converted into 0.75 of one share of Conectiv Common Stock plus 0.125 of one share of Conectiv Class A Common Stock. The adjustments are summarized below.


                                                          As of June 30, 1997
                                                          -------------------
Common Stock:
Number of Atlantic Common Stock shares outstanding                 52,504,479
Conversion Ratio                                                         0.75
                                                                -------------
Number of Common Stock shares to be issued to
   Atlantic Common Stockholders                                    39,378,359
Number of Common Stock shares to be issued to
   Delmarva Common Stockholders (Equal to the
   number of Delmarva Common Stock shares outstanding)             61,296,320
                                                                -------------
Total number of Common Stock shares to be issued                  100,674,679
Par value per share                                             $        0.01
                                                                -------------

(In Thousands of Dollars)
Adjusted par value of total number of Common Stock shares
   to be issued                                                 $       1,007
Delmarva's Common Stock, as previously reported                      (138,399)
Atlantic's Common Stock, as previously reported                      (562,686)
                                                                -------------
Adjustment to Common Stock                                      $    (700,078)
                                                                =============

Class A Common Stock:
Number of Atlantic Common Stock shares outstanding                 52,504,479
Conversion Ratio                                                        0.125
                                                                -------------
Number of Class A Common Stock shares to be issued to
   Atlantic Common Stockholders                                     6,563,060
Par value per share                                             $        0.01
                                                                -------------
Par value (In Thousands of Dollars)                             $          66
                                                                =============

(b) Adjustments to record additional paid-in-capital to reflect the following:


                                                                             As of June 30, 1997
                                                                            ----------------------
                                                                            (Dollars in Thousands)
Additional Paid-In-Capital--Common Stock:
Cancellation of the Delmarva Treasury Stock cost in excess
   of par value                                                                  $  (3,952)
Adjustment to par value of Delmarva Common Stock outstanding                       137,304
Consideration to be paid to Atlantic's Common Stockholders in the
   form of the Company Common Stock in excess of par value                         807,847
Estimated registration and issuance costs                                           (1,750)
                                                                                 ---------
                                                                                 $ 939,449
                                                                                 =========
Additional Paid-In-Capital--Class A Common Stock:
Consideration to be paid to Atlantic's Common Stockholders in the
   form of the Company Class A Common Stock in excess of par value               $ 136,774
                                                                                 =========


(c) The total consideration to be paid to the Atlantic Common Stockholders was measured by the average daily closing market price of Atlantic's Common Stock for the ten trading days following the public announcement of the Merger Agreement on August 12, 1996.

        Delmarva's Common Stockholders will receive one share of Conectiv Common Stock for each share of Delmarva Common Stock. Therefore, the average daily market price of Delmarva's Common Stock for the same ten day period following the public announcement of the Merger Agreement was used to measure the market value of Conectiv Common Stock to be paid to Atlantic's Common Stockholders. Delmarva's average market price per share was multiplied by the Atlantic conversion ratio for Conectiv Common Stock to determine the estimated market value per share of Atlantic Common Stock attributed to Conectiv Common Stock. This market value per share was multiplied by the number of Atlantic Common Stock shares outstanding at June 30, 1997 to estimate the consideration to be paid to Atlantic Common Stockholders in the form of Conectiv Common Stock.

        The difference between the total compensation to be paid to Atlantic's Common Stockholders and the portion attributed to Conectiv Common Stock was attributed to Conectiv Class A Common Stock.

        The schedules below show the calculation of the total consideration to be paid to Atlantic's Common Stockholders and the allocation of the total consideration to be paid between Conectiv Common Stock and Conectiv Class A Common Stock:


                                                                                    Amounts
                                                                                    -------

     Average market price per share of Atlantic Common Stock used
        to determine consideration to be paid                                        $18.00
     Number of Atlantic Common Stock shares outstanding as of
        June 30, 1997                                                            52,504,479
                                                                                 ----------
     Total consideration to be paid to Atlantic Common Stockholders
        (In Thousands of Dollars)                                                  $945,081
                                                                                 ==========

                                                                                    Amounts
                                                                                    -------
     Average market price per share of Delmarva Common Stock for the ten trading days following the public announcement of
        the Merger Agreement                                                        $20.525
     Conversion ratio of Conectiv Common Stock for each share of
        Atlantic Common Stock                                                          0.75
                                                                                 ----------
     Estimated market value per share of Atlantic Common Stock
        attributed to Conectiv Common Stock                                       $15.39375
     Number of Atlantic Common Stock shares outstanding as of
        June 30, 1997                                                            52,504,479
                                                                                 ----------
     Consideration to be paid to Atlantic's Common Stockholders in
        the form of Conectiv Common Stock (In Thousands of Dollars)                $808,241
                                                                                 ==========

     (In Thousands of Dollars)
     Total consideration to be paid to Atlantic Common Stockholders                $945,081
     Portion of total consideration attributed to Conectiv Common Stock             808,241
                                                                                 ----------
     Portion of total consideration attributed to Conectiv Class A
     Common Stock                                                                  $136,840
                                                                                 ==========

(d)     Adjustments to retained earnings as follows:


                                                                                Amounts
                                                                         ----------------------
                                                                         (Dollars in Thousands)
     Eliminate retained earnings of Atlantic                                      $(220,939)
     Charges to expense of $35.4 million ($20.9 million after tax) for nonrecurring employee separation costs related to Delmarva
        employees and employee retraining costs [see note (h)]                      (20,886)
     Charge to expense to eliminate unearned income [see Note (k)]                   (2,348)
                                                                                  ----------
     Total adjustment                                                             $(244,173)
                                                                                  ==========

        Prior to elimination, the retained earnings of Atlantic, as reported in its Form 10-Q for the quarter ended June 30, 1997, of $222,678,000 was reduced by $1,739,000, which is Atlantic's after tax portion of the expense recognized that was related to employee incentive plans [see Note (k)].

(e) Adjustment to reflect the cancellation of the Delmarva treasury stock as a condition of the Mergers.

(f) The schedule below shows the calculation of the cost of acquiring Atlantic and the allocation of the total acquisition cost to identifiable tangible and intangible assets and liabilities.


     Cost of Acquiring Atlantic                                                  Amounts
     --------------------------                                           ----------------------
                                                                          (Dollars in Thousands)
     Consideration to be paid to Atlantic's Common Stockholders
         [see Note (c)]                                                             $945,081
     Add:  Estimated direct costs of acquisition to be incurred by Delmarva           25,015
     Less:  Registration and issuance costs                                           (1,750)
                                                                                  ----------
     Total acquisition cost                                                         $968,346
                                                                                  ==========
     Less assets acquired:
         Electric utility plant - net                                             $1,791,081
         Investments and nonutility property                                         283,136
         Current assets                                                              318,989
         Deferred debits                                                             363,425
                                                                                  ----------
         Total assets acquired                                                    $2,756,631
                                                                                  ==========
     Add liabilities acquired:
         Preferred stock of subsidiaries                                            $143,950
         Long-term debt                                                              786,187
         Current liabilities                                                         465,225
         Deferred credits and other liabilities                                      577,644
                                                                                  ----------
         Total liabilities acquired                                               $1,973,006
                                                                                  ----------
     Costs incurred and liabilities assumed in connection with the Mergers        $   44,445
     Cost in excess of net assets acquired                                          $229,166
                                                                                  ==========


        The current liabilities of Atlantic as of June 30, 1997 included in net assets acquired was adjusted to reflect transactions to be recorded by Atlantic prior to the Mergers as shown below:


                                                                          As of June 30, 1997
                                                                         ----------------------
                                                                         (Dollars in Thousands)

     Current liabilities of Atlantic as adjusted [see Note (p)]                    $466,162
     Accrued tax benefit [see Note (k)]                                                (937)
                                                                                  ---------

     Current liabilities acquired                                                  $465,225
                                                                                  =========


        The fair value of the utility assets of Atlantic is their book value due to the ratemaking process. Utility assets are recognized for ratemaking purposes at their book values in determining utility revenue requirements. Accordingly, the economic substance is that fair value of the utility assets is their book value.

(g) Adjustments to record additional pension prepayment ($21.7 million) and postretirement benefit liabilities ($53.5 million), assumed in the acquisition of Atlantic in accordance with Statements of Financial Accounting Standards (SFAS) Nos. 87 and 106.

(h) Adjustment to record an estimated liability of $38.5 million, which is included in the acquisition cost, for employee separation and relocation costs, and facilities integration costs related to Atlantic's employees and facilities. The adjustment also includes a liability of $35.4 million, which will be expensed, for employee separation costs related to Delmarva's employees and employee retraining costs. The Unaudited Pro Forma Combined Statement of Income for the twelve months ended June 30, 1997 does not reflect the nonrecurring estimated expenses of $35.4 million before taxes ($20.9 million after taxes) for employee separation costs related to Delmarva's employees and employee retraining costs.

(i) Adjustment to record the estimated direct costs of the Mergers of $25.0 million. These costs are included in the cost to acquire Atlantic.


                                                               As of June 30, 1997
                                                              ----------------------
                                                              (Dollars in Thousands)

        Other current liabilities                                       $13,743
                                                                       --------
        Deferred debits                                                ($11,272)
                                                                       --------

(j)     Adjustment to reflect the amortization of goodwill acquired over forty
        (40) years.

(k) Adjustment to recognize a pretax expense of $4.0 million to satisfy unearned and deferred compensation costs payable under employee incentive plans at the time of the Mergers. The adjustment is summarized below:


                                                                       As of June 30, 1997
                                                                      ----------------------
                                                                      (Dollars in Thousands)
     Decrease in retained earnings:
          Atlantic                                                                  $(1,739)
          Delmarva                                                                     (609)
                                                                        --------------------
     Total decrease in retained earnings
                                                                                    $(2,348)
                                                                        ====================
     Accrued tax benefit:
          Atlantic                                                                    $(937)
          Delmarva                                                                     (424)
                                                                        --------------------
     Total decrease in accrued taxes                                                $(1,361)
                                                                        ====================

     Eliminate unearned and deferred compensation                                     $3,016
                                                                        --------------------
     Additional paid-in capital - common stock                                          $693
                                                                        ====================


        The Unaudited Pro Forma Combined Statement of Income for the twelve months ended June 30, 1997 does not reflect the nonrecurring estimated expense of $3.7 million before taxes ($2.3 million after taxes).

(l) Adjustment to record additional deferred income taxes for the following temporary differences:


                                                                (Dollars in Thousands)
                                                             Temporary             Deferred
                                                             Differences         Income Taxes
                                                             -----------         ------------

Additional pension prepayment [see Note (g)]                   $ 21,726             ($ 7,604)
Additional postretirement benefit liabilities
   [see Note (g)]                                                53,496               18,724
Liabilities for employee separation, relocation, and
   retraining costs and facilities integration costs
   [see Note (h)]                                                73,900               27,989
Liability for a portion of DP&L direct acquisition costs
   that are deemed to be tax deductible [see Note (i)]            3,000                1,230
                                                                                    --------
      Total deferred income taxes                                                   $ 40,339
                                                                                    ========


        In accordance with SFAS No. 109, deferred income taxes were not recorded on goodwill and the amortization is not deductible for tax purposes.

(m) Adjustment to present earnings applicable to the Class A Common Stock. The Class A Common Stock is intended to reflect the growth prospects and regulatory environment of Atlantic's regulated electric utility business. When the Mergers are consummated, the shares of Class A Common Stock received by holders of Atlantic Common Stockholders will represent, in aggregate, a 30% interest in any earnings of Atlantic's regulated electric utility business in excess of $40 million per year.

        The calculation of the pro forma earnings applicable to the Class A Common Stock for the twelve months ended June 30, 1997 is shown below (in thousands):

Atlantic City Electric Company (ACE) and
   Subsidiary Income Available for Common
     Stockholders                                           $ 74,578
Add:  Net Losses of Nonutility Activities
   Specifically Excluded                                         760
Less:  Fixed Amount of $40 million per year                  (40,000)
                                                            --------

Subtotal                                                      35,338
Percentage Applicable to Class A Common Stock                     30%
                                                            --------

Earnings Applicable to Class A Common Stock                 $ 10,601
                                                            ========

(n) Adjustments to decrease the weighted average number of Common Stock shares outstanding based on the conversion ratio of 0.75 to 1 of Conectiv Common Stock to be issued to holders of Atlantic Common Stock and reflect the issuance of Class A Common Stock shares to holders of Atlantic Common Stock. The number of shares of Conectiv Common Stock and Class A Common Stock estimated to be issued to holders of Atlantic Common Stock for the acquisition were deemed to be issued and outstanding for the entire period.

(o) The Merger Agreement provides, subject to certain conditions, that the dividends declared and paid on the Class A Common Stock will be maintained at a level of $3.20 per share per annum from the Effective Date until the earlier of July 1, 2001 or the end of the twelfth calendar quarter following the calendar quarter in which the Effective Date occurs. Thereafter, it is the intention of Conectiv, subject to certain conditions, to pay annual dividends on the Class A Common Stock in an aggregate amount (including the amount credited to the Intergroup Interest as provided in the Conectiv Charter) equal to 90% of Conectiv Net Income Attributable to the Atlantic Utility Group. The Merger Agreement further provides that if and to the extent that the annual dividends paid on the Class A Common Stock during the Initial Period (including the aforesaid amount) shall have exceeded 100% of Conectiv Net Income Attributable to the Atlantic Utility Group during such period, the Conectiv Board may consider such fact in determining the appropriate annual dividend rate on the Class A Common Stock following the Initial Period.

        The pro forma Class A Common Stock dividends per share exceed the pro forma Class A Common Stock earnings per share for the twelve months ended June 30, 1997.

(p) Adjustment to reflect Delmarva's preferred stock as preferred stock of a subsidiary.

(q) Adjustment to record the issuance of 13,888,889 shares of common stock, par value $0.01, at $18 a share (for pro forma purposes it is assumed that 50% of the $500 million of long-term financing requested is in the form of common stock equity)

(r) Adjustment to record the issuance of $250 million of long-term debt at 7% (for pro forma purposes it is assumed that 50% of the $500 million of long-term financing requested is in the form of long-term debt)


(s) Adjustment to record the issuance of $350 million of additional short-term debt at 5.75% to bring the Conectiv System total short-term debt up to the maximum $500 million requested.

(t) Since it is anticipated that the issuance of common stock under the Conectiv benefit plans will have little impact on the Conectiv System financial statements in the first year it would be inappropriate to prepare pro forma adjustments at this time.

(u) As necessary for fair presentation of the pro forma financial statements, amounts previously reported by Atlantic and Delmarva have been reclassified for consistency of presentation. The following schedules show the amounts reclassified.

                         DELMARVA POWER & LIGHT COMPANY
                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 1997
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)


                                             ASSETS

                                                      REPORTED         RECLASS             ADJUSTED
                                                       AMOUNT        ADJUSTMENTS            AMOUNT
                                                     ---------       -----------          ---------
UTILITY PLANT, AT COST
  Electric                                           3,036,671           (76,488)(1)(2)   2,960,183
  Gas                                                  233,414                 -            233,414
  Common                                               150,791            (2,648)(2)        148,143
                                                     ---------       -----------          ---------
                                                     3,420,876           (79,136)         3,341,740
  Less: Accumulated depreciation                     1,317,651            (3,008)(2)      1,314,643
                                                     ---------       -----------          ---------
  Net utility plant in service                       2,103,225           (76,128)         2,027,097
  Construction work-in-progress                        118,622                 -            118,622
  Leased property, net                                  29,901             1,258 (2)         31,159
  Cost in excess of net assets acquired, net                 -            74,870 (1)         74,870
                                                     ---------       -----------          ---------
                                                     2,251,748                 -          2,251,748
                                                     ---------       -----------          ---------
INVESTMENTS AND NONUTILITY PROPERTY
  Nonutility property, net                              88,757                 -             88,757
  Investment in leveraged leases                        46,281                 -             46,281
  Funds held by trustee                                 36,954                 -             36,954
  Other investments                                      5,461                 -              5,461
                                                     ---------       -----------          ---------
                                                      177,453                 -            177,453
                                                     ---------       -----------          ---------
CURRENT ASSETS
  Cash and cash equivalents                             36,882                 -             36,882
  Accounts receivable                                  162,811                 -            162,811
  Deferred energy costs                                 17,351                 -             17,351
  Inventories, at average cost:
    Fuel (coal, oil, and gas)                           34,040                 -             34,040
    Materials and supplies                              43,164                 -             43,164
  Prepayments                                            5,835                 -              5,835
                                                     ---------       -----------          ---------
                                                       300,083                 -            300,083
                                                     ---------       -----------          ---------

DEFERRED CHARGES AND OTHER ASSETS
  Deferred recoverable income taxes                    130,716                 -            130,716
  Deferred debt refinancing costs                       20,063                 -             20,063
  Other regulatory assets                                    -            31,002 (3)         31,002
  Prepaid employee benefit costs                        38,898                 -             38,898
  Unamortized debt expense                              13,664                 -             13,664
  Other                                                 59,181           (31,002)(3)         28,179
                                                     ---------       -----------          ---------
                                                       262,522                 -            262,522
                                                     ---------       -----------          ---------
TOTAL ASSETS                                         2,991,806                 -          2,991,806
                                                     =========       ===========          =========


     The accompanying Notes to the Consolidated Financial Statements are an
                        integral part of this statement.

                         DELMARVA POWER & LIGHT COMPANY
                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 1997
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)


                                         CAPITALIZATION AND LIABILITIES


                                                            REPORTED            RECLASS            ADJUSTED
                                                             AMOUNT           ADJUSTMENTS           AMOUNT
                                                           ----------         -----------         ----------
CAPITALIZATION
  Common stock                                                138,399              -                 138,399
  Additional paid-in capital - common stock                   520,572              -                 520,572
  Retained earnings                                           288,125              -                 288,125
                                                           ----------         -----------         ----------
                                                              947,096              -                 947,096
  TREASURY SHARES, AT COST                                     (4,434)             -                  (4,434)
  Unearned compensation                                          (340)             -                    (340)
                                                           ----------         -----------         ----------
        Total common stockholders' equity                     942,322              -                 942,322
  Preferred stock not subject to mandatory redemption          89,703              -                  89,703
  Preferred stock of subsidiaries:
    Subject to mandatory redemption                            70,000              -                  70,000
  Long-term debt                                              923,710              -                 923,710
                                                           ----------         -----------         ----------
                                                            2,025,735              -               2,025,735
                                                           ----------         -----------         ----------
CURRENT LIABILITIES
  Short-term debt                                              49,533              -                  49,533
  Long-term debt due within one year                           52,792              -                  52,792
  Variable rate demand bonds                                   84,300              -                  84,300
  Accounts payable                                             75,186              -                  75,186
  Taxes accrued                                                 1,798              -                   1,798
  Interest accrued                                             20,249              -                  20,249
  Dividends declared                                           24,475              -                  24,475
  Current capital lease obligation                             12,708              -                  12,708
  Deferred income taxes, net                                    2,305              -                   2,305
  Other                                                        32,057              -                  32,057
                                                           ----------         -----------         ----------
                                                              355,403              -                 355,403
                                                           ----------         -----------         ----------
DEFERRED CREDITS AND OTHER LIABILITIES
  Deferred income taxes, net                                  518,989              -                 518,989
  Deferred investment tax credits                              41,221              -                  41,221
  Long-term capital lease obligations                          18,819              -                  18,819
  Other                                                        31,639              -                  31,639
                                                           ----------         -----------         ----------
                                                              610,668              -                 610,668
                                                           ----------         -----------         ----------
TOTAL CAPITALIZATION AND LIABILITIES                        2,991,806              -               2,991,806
                                                           ==========         ===========         ==========


     The accompanying Notes to the Consolidated Financial Statements are an
                        integral part of this statement.

                              ATLANTIC ENERGY, INC.
                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 1997
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)


                                     ASSETS

                                                  REPORTED          RECLASS                  ADJUSTED
                                                   AMOUNT         ADJUSTMENTS                 AMOUNT
                                                 ---------        -----------                ---------
Electric utility plant
  In service                                     2,540,498              5,604 (4)            2,546,102
                                                 ---------        -----------                ---------
                                                 2,540,498              5,604                2,546,102
  Less: Accumulated depreciation                   894,176                  -                  894,176
                                                 ---------        -----------                ---------
  Net utility plant in service                   1,646,322              5,604                1,651,926
  Construction work-in-progress                    102,360                  -                  102,360
  Land Held for Future Use                           5,604             (5,604)(4)                    -
  Leased property, net                              36,795                  -                   36,795
                                                 ---------        -----------                ---------
                                                 1,791,081                  -                1,791,081
                                                 ---------        -----------                ---------
Investments and Nonutility Property
  Nonutility property, net                          73,252                  -                   73,252
  Investment in leveraged leases                    80,080                  -                   80,080
  Funds held by trustee                             76,528             12,776 (5)               89,304
  Other investments                                 53,276            (12,776)(5)               40,500
                                                 ---------        -----------                ---------
                                                   283,136                  -                  283,136
                                                 ---------        -----------                ---------
Current Assets
  Cash and cash equivalents                         17,566                428 (6)               17,994
  Accounts receivable                               98,005             41,289 (7)              139,294
  Unbilled revenues                                 41,289            (41,289)(7)                    -
  Deferred energy costs                             35,512                  -                   35,512
  Inventories, at average cost:
    Fuel (coal, oil, and gas)                       27,887                  -                   27,887
    Materials and supplies                          23,477             14,643 (6)               38,120
  Working funds                                     15,071            (15,071)(6)                    -
  Prepayments                                       54,221                  -                   54,221
  Other                                             14,545             (8,584)(8)                5,961
                                                 ---------        -----------                ---------
                                                   327,573             (8,584)                 318,989
                                                 ---------        -----------                ---------

Deferred Charges and Other Assets
  Unrecovered purchased power costs                 74,837                  -                   74,837
  Deferred recoverable income taxes                 85,858                  -                   85,858
  Unrecovered state excise taxes                    49,703                  -                   49,703
  Deferred debt refinancing costs                   43,482            (14,536)(9)               28,946
  Other regulatory assets                           55,019                  -                   55,019
  Prepaid employee benefit costs                         -              6,934 (8)                6,934
  Unamortized debt expense                               -             14,536 (9)               14,536
  Other                                             47,592                  -                   47,592
                                                 ---------        -----------                ---------
                                                   356,491              6,934                  363,425
                                                 ---------        -----------                ---------
Total Assets                                     2,758,281             (1,650)               2,756,631
                                                 =========        ===========                =========


     The accompanying Notes to the Consolidated Financial Statements are an
                        integral part of this statement.

                              ATLANTIC ENERGY, INC.
                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 1997
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                         CAPITALIZATION AND LIABILITIES


                                                         REPORTED            RECLASS              ADJUSTED
                                                          AMOUNT           ADJUSTMENTS             AMOUNT
                                                       ------------       -------------         ------------
CAPITALIZATION
  Common stock                                             562,686                   -              562,686
  Retained earnings                                        222,678                   -              222,678
                                                       ------------       -------------         ------------
                                                           785,364                   -              785,364
  Unearned compensation                                     (2,676)                  -               (2,676)
                                                       ------------       -------------         ------------
        Total common stockholders' equity                  782,688                   -              782,688
  Preferred stock of subsidiaries:
    Not subject to mandatory redemption                     30,000                   -               30,000
    Subject to mandatory redemption                        113,950                   -              113,950
  Long-term debt                                           786,187                   -              786,187
                                                       ------------       -------------         ------------
                                                         1,712,825                   -            1,712,825
                                                       ------------       -------------         ------------
CURRENT LIABILITIES
  Short-term debt                                          100,900                   -              100,900
  Preferred stock redemption requirement                    10,000                   -               10,000
  Long-term debt due within one year                       197,675                   -              197,675
  Accounts payable                                          51,354                   -               51,354
  Taxes accrued                                             30,593                   -               30,593
  Interest accrued                                          21,133                   -               21,133
  Dividends declared                                        21,624                   -               21,624
  Current capital lease obligation                             729                   -                  729
  Deferred income taxes, net                                 3,013                   -                3,013
  Other                                                     30,791              (1,650)(8)           29,141
                                                       ------------       -------------         ------------
                                                           467,812              (1,650)             466,162
                                                       ------------       -------------         ------------
DEFERRED CREDITS AND OTHER LIABILITIES
  Deferred income taxes, net                               433,494                   -              433,494
  Deferred investment tax credits                           45,310                   -               45,310
  Long-term capital lease obligations                       36,066                   -               36,066
  Postretirement obligations                                     -              35,609 (10)          35,609
  Other                                                     62,774             (35,609)(10)          27,165
                                                       ------------       -------------         ------------
                                                           577,644                   -              577,644
                                                       ------------       -------------         ------------
TOTAL CAPITALIZATION AND LIABILITIES                     2,758,281              (1,650)           2,756,631
                                                       ============       =============         ============


     The accompanying Notes to the Consolidated Financial Statements are an
                        integral part of this statement.

                        DELMARVA POWER AND LIGHT COMPANY
                        CONSOLIDATED STATEMENT OF INCOME
                    FOR THE TWELVE MONTHS ENDED JUNE 30, 1997
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                           REPORTED             RECLASS             ADJUSTED
                                                            AMOUNT            ADJUSTMENTS            AMOUNT
                                                         -----------          -----------         -----------
OPERATING REVENUES
  Electric                                               $ 1,018,358          $      --           $ 1,018,358
  Gas                                                        134,388                 --               134,388
  Other services                                             103,474                 --               103,474
                                                         -----------          -----------         -----------
                                                           1,256,220                 --             1,256,220
                                                         -----------          -----------         -----------
OPERATING EXPENSES
  Electric fuel and purchase energy                          362,579                 --               362,579
  Gas purchased                                               82,828                 --                82,828
  Purchased electric capacity                                 29,129                 --                29,129
  Operation and maintenance                                  368,507                 --               368,507
  Depreciation and amortization                              132,779                 --               132,779
  Other taxes                                                 36,508                 --                36,508
                                                         -----------          -----------         -----------
                                                           1,012,330                 --             1,012,330
                                                         -----------          -----------         -----------

OPERATING INCOME                                             243,890                 --               243,890
                                                         -----------          -----------         -----------

OTHER INCOME
  Allowance for equity funds used
    during construction                                          857                 --                   857
  Other income                                                 7,630                 --                 7,630
                                                         -----------          -----------         -----------
                                                               8,487                 --                 8,487
                                                         -----------          -----------         -----------

INTEREST EXPENSE
  Interest charges                                            78,980                 --                78,980
  Allowance for borrowed funds used
    during construction and capitalized interest              (4,713)                --                (4,713)
                                                         -----------          -----------         -----------
                                                              74,267                 --                74,267
                                                         -----------          -----------         -----------
PREFERRED STOCK DIVIDEND
  REQUIREMENTS OF SUBSIDIARIES                                 4,234                 --                 4,234
                                                         -----------          -----------         -----------

INCOME BEFORE INCOME TAXES                                   173,876                 --               173,876
INCOME TAXES                                                  71,367                 --                71,367
                                                         -----------          -----------         -----------
NET INCOME                                                   102,509                 --               102,509
DIVIDENDS ON PREFERRED STOCK                                   6,372                 --                 6,372
                                                         -----------          -----------         -----------

EARNINGS APPLICABLE TO COMMON STOCK                      $    96,137          $      --           $    96,137
                                                         ===========          ===========         ===========


Average shares outstanding (000):                             60,841                 --                60,841
Earnings per average share                               $      1.58          $      --           $      1.58
Dividends declared                                       $      1.54          $      --           $      1.54


     The accompanying Notes to the Consolidated Financial Statements are an
                        integral part of this statement.

                              ATLANTIC ENERGY, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                    FOR THE TWELVE MONTHS ENDED JUNE 30, 1997
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                      REPORTED      RECLASS            ADJUSTED
                                                       AMOUNT     ADJUSTMENTS           AMOUNT
                                                     ---------    -----------          ---------
OPERATING REVENUES
  Electric                                           $ 970,220    $      --            $ 970,220
  Other services                                          --           16,325(11)         16,325
                                                     ---------    -----------          ---------
                                                       970,220         16,325            986,545
                                                     ---------    -----------          ---------
OPERATING EXPENSES
  Electric fuel and purchase energy                    220,309           --              220,309
  Purchased electric capacity                          195,787           --              195,787
  Operation and maintenance                            179,754         15,749(11)        195,503
  Depreciation and amortization                         81,920            720(11)         82,640
  State excise taxes                                   102,842           --              102,842
  Other taxes                                            9,744           --                9,744
                                                     ---------    -----------          ---------
                                                       790,356         16,469            806,825
                                                     ---------    -----------          ---------

OPERATING INCOME                                       179,864           (144)           179,720
                                                     ---------    -----------          ---------

OTHER INCOME
  Allowance for equity funds used
    during construction                                    931           --                  931
  Other income                                           2,946          1,670(11)          4,616
                                                     ---------    -----------          ---------
                                                         3,877          1,670              5,547
                                                     ---------    -----------          ---------

INTEREST EXPENSE
  Interest charges                                      64,564          5,104(11)         69,668
  Allowance for borrowed funds used
    during construction and capitalized interest          (897)          --                 (897)
                                                     ---------    -----------          ---------
                                                        63,667          5,104             68,771
                                                     ---------    -----------          ---------
PREFERRED STOCK DIVIDEND
  REQUIREMENTS OF SUBSIDIARIES                          11,021           --               11,021
                                                     ---------    -----------          ---------

INCOME BEFORE INCOME TAXES                             109,053         (3,578)           105,475
INCOME TAXES                                            40,595         (3,578)(11)        37,017
                                                     ---------    -----------          ---------
NET INCOME                                           $  68,458    $      --               68,458
                                                     =========    ===========          =========

Average shares outstanding (000)                        52,603           --               52,603
Earnings per average share                           $    1.30    $      --            $    1.30
Dividends declared                                   $    1.54    $      --            $    1.54


     The accompanying Notes to the Consolidated Financial Statements are an
                        integral part of this statement.

                                 CONECTIV, INC.
                             PRO FORMA BALANCE SHEET
                                  JUNE 30, 1997
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)


                                                                                               PRO FORMA
                                                                                             CONECTIV, INC.
                                                         PRO FORMA           FINANCING           AFTER
                                                          MERGED             PRO FORMA         FINANCING
 ASSETS                                                CONECTIV, INC.       ADJUSTMENTS       ADJUSTMENTS
                                                       ------------         -----------      --------------

INVESTMENTS AND NONUTILITY PROPERTY
  Investment in subsidiary companies                    $ 1,930,918(1)      $      --          $ 1,930,918
  Other investments                                              16(2)             --                   16
                                                       ------------         -----------      --------------
                                                          1,930,934                --            1,930,934
                                                       ------------         -----------      --------------
CURRENT ASSETS
  Cash and cash equivalents                                     762(2)          849,567(9)         850,329
  Accounts receivable                                         8,493(2)             --                8,493
  Dividends receivable                                       43,896(3)             --               43,896
  Intercompany receivable                                    26,376(2)             --               26,376
  Prepayments                                                    28(2)             --                   28
                                                       ------------         -----------      --------------
                                                             79,555             849,567            929,122
                                                       ------------         -----------      --------------

DEFERRED CHARGES AND OTHER ASSETS
  Other                                                         101(2)             --                  101
                                                       ------------         -----------      --------------

                                                       ------------         -----------      --------------
TOTAL ASSETS                                            $ 2,010,590         $   849,567        $ 2,860,157
                                                       ============         ===========      ==============


CAPITALIZATION AND LIABILITIES

CAPITALIZATION
  Common stock                                          $     1,007(4)      $       139(9)     $     1,146
  Class A common stock                                           66(4)             --                   66
  Additional paid-in capital - common stock               1,460,714(4)          249,861(9)       1,710,575
  Additional paid-in capital - Class A common stock         136,774(4)             --              136,774
  Retained earnings                                         266,630(4)             --              266,630
                                                       ------------         -----------      --------------
        Total common stockholders' equity                 1,865,191             250,000          2,115,191
  Long-term debt                                               --               250,000(9)         250,000
                                                       ------------         -----------      --------------
                                                          1,865,191             500,000          2,365,191
                                                       ------------         -----------      --------------
CURRENT LIABILITIES
  Short-term debt                                              --               349,567(9)         349,567
  Long-term debt due within one year                         51,500(2)             --               51,500
  Intercompany accounts payable                              12,770(5)             --               12,770
  Taxes accrued                                              22,968(6)             --               22,968
  Interest accrued                                              199(2)             --                  199
  Dividends declared                                         43,896(3)             --               43,896
  Other                                                      15,296(7)             --               15,296
                                                       ------------         -----------      --------------
                                                            146,629             349,567            496,196
                                                       ------------         -----------      --------------
DEFERRED CREDITS AND OTHER LIABILITIES
  Deferred income taxes, net                                 (1,230)(8)            --               (1,230)
                                                       ------------         -----------      --------------

TOTAL CAPITALIZATION AND LIABILITIES                    $ 2,010,590         $   849,567        $ 2,860,157
                                                       ============         ===========      ==============


 The accompanying notes to the unaudited pro forma balance sheet and statement of income are an integral part of this statement.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1) Transfer goodwill for assets acquired after June 30, 1997 from Electric plant to "Cost in excess of net assets acquired, net."

(2)     Transfer capital leases, net to "Leased property, net."

(3)     Transfer regulatory assets from "Other" to "Other regulatory assets."

(4) Transfer "Land held for future use" to "Electric utility plant in service."

(5) Transfer $12,776 for Investment in Bond Escrow Trust from "Other investments" to "Funds held by trustee."

(6) Transfer "Working funds" to "Cash" and to "Materials and supplies", as appropriate.

(7)     Transfer "Unbilled revenues" to "Accounts receivable."

(8)     Transfer prepaid pension cost to a separate line.

(9) Transfer unamortized debt costs from "Deferred debt refinancing costs" to "Unamortized debt expense."

(10)    Transfer other postretirement benefits from "Other" to a separate line.

(11) Transfer net earnings of nonutility subsidiaries from "Other income" to appropriate lines.

                                 CONECTIV, INC.
                             PRO FORMA BALANCE SHEET
                                  JUNE 30, 1997
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)


                                                                                               PRO FORMA
                                                                                             CONECTIV, INC.
                                                         PRO FORMA           FINANCING           AFTER
                                                          MERGED             PRO FORMA         FINANCING
 ASSETS                                                CONECTIV, INC.       ADJUSTMENTS       ADJUSTMENTS
                                                       ------------         -----------      --------------

INVESTMENTS AND NONUTILITY PROPERTY
  Investment in subsidiary companies                    $ 1,930,918(1)      $      --          $ 1,930,918
  Other investments                                              16(2)             --                   16
                                                       ------------         -----------      --------------
                                                          1,930,934                --            1,930,934
                                                       ------------         -----------      --------------
CURRENT ASSETS
  Cash and cash equivalents                                     762(2)          849,567(9)         850,329
  Accounts receivable                                         8,493(2)             --                8,493
  Dividends receivable                                       43,896(3)             --               43,896
  Intercompany receivable                                    26,376(2)             --               26,376
  Prepayments                                                    28(2)             --                   28
                                                       ------------         -----------      --------------
                                                             79,555             849,567            929,122
                                                       ------------         -----------      --------------

DEFERRED CHARGES AND OTHER ASSETS
  Other                                                         101(2)             --                  101
                                                       ------------         -----------      --------------

                                                       ------------         -----------      --------------
TOTAL ASSETS                                            $ 2,010,590         $   849,567        $ 2,860,157
                                                       ============         ===========      ==============


CAPITALIZATION AND LIABILITIES

CAPITALIZATION
  Common stock                                          $     1,007(4)      $       139(9)     $     1,146
  Class A common stock                                           66(4)             --                   66
  Additional paid-in capital - common stock               1,460,714(4)          249,861(9)       1,710,575
  Additional paid-in capital - Class A common stock         136,774(4)             --              136,774
  Retained earnings                                         266,630(4)             --              266,630
                                                       ------------         -----------      --------------
        Total common stockholders' equity                 1,865,191             250,000          2,115,191
  Long-term debt                                               --               250,000(9)         250,000
                                                       ------------         -----------      --------------
                                                          1,865,191             500,000          2,365,191
                                                       ------------         -----------      --------------
CURRENT LIABILITIES
  Short-term debt                                              --               349,567(9)         349,567
  Long-term debt due within one year                         51,500(2)             --               51,500
  Intercompany accounts payable                              12,770(5)             --               12,770
  Taxes accrued                                              22,968(6)             --               22,968
  Interest accrued                                              199(2)             --                  199
  Dividends declared                                         43,896(3)             --               43,896
  Other                                                      15,296(7)             --               15,296
                                                       ------------         -----------      --------------
                                                            146,629             349,567            496,196
                                                       ------------         -----------      --------------
DEFERRED CREDITS AND OTHER LIABILITIES
  Deferred income taxes, net                                 (1,230)(8)            --               (1,230)
                                                       ------------         -----------      --------------

TOTAL CAPITALIZATION AND LIABILITIES                    $ 2,010,590         $   849,567        $ 2,860,157
                                                       ============         ===========      ==============


The accompanying notes to the unaudited pro forma balance sheet and statement of income are an integral part of this statement.

                                 CONECTIV, INC.
                          PRO FORMA STATEMENT OF INCOME
                   FOR THE TWELVE MONTHS ENDED JUNE 30, 1997
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)






                                                                                   PRO FORMA
                                                                                  CONECTIV, INC.
                                            PRO FORMA           FINANCING            AFTER
                                              MERGED            PRO FORMA          FINANCING
                                          CONECTIV, INC.        ADJUSTMENTS       ADJUSTMENTS
                                          -------------        ------------       ------------

OPERATING EXPENSES
  Operation and maintenance                $      3,457(10)    $       --         $      3,457
  Depreciation and amortization                       5(10)            --                    5
                                           ------------        ------------       ------------
                                                  3,462                --                3,462
                                           ------------        ------------       ------------

OTHER INCOME
  Equity in earnings of subsidiaries            175,514(11)            --              175,514
  Other income                                       54(10)            --                   54
                                           ------------        ------------       ------------
                                                175,568                --              175,568
                                           ------------        ------------       ------------

INTEREST CHARGES                                  2,215(10)          37,600(9)          39,815

PREFERRED STOCK DIVIDEND
  Requirements of Subsidiaries                   13,078(12)            --               13,078
                                           ------------        ------------       ------------

INCOME BEFORE INCOME TAXES                      156,813             (37,600)           119,213

INCOME TAXES                                     (2,015)(10)        (13,160)(9)        (15,175)
                                           ------------        ------------       ------------

NET INCOME                                 $    158,828        $    (24,440)      $    134,388
                                           ============        ============       ============

EARNINGS APPLICABLE TO COMMON STOCK:
  Common stock                             $    148,227        $    (24,440)      $    123,787
  Class A common stock                           10,601                --               10,601
                                           ------------        ------------       ------------
                                           $    158,828        $    (24,440)      $    134,388
                                           ============        ============       ============

Average common shares outstanding (000)
  Common stock                                  100,219              13,889            114,108
  Class A common stock                            6,563                --                6,563

Earnings per average share outstanding of:
  Common stock                             $       1.48                           $       1.08
  Class A common stock                     $       1.62                           $       1.62

The accompanying notes to the unaudited pro forma balance sheet and statement of income are an integral part of this statement.

NOTES TO PRO FORMA CONECTIV, INC. FINANCIAL STATEMENTS

The following notes should be read in conjunction with the notes to the pro forma combined financial statements of consolidated Conectiv Inc.


(1) The details of Conectiv, Inc.'s initial investment in its subsidiary companies are shown below, with dollar amounts shown in thousands.

      Delmarva common stockholders' equity
           before pro forma adjustments                                                      $    942,322
      Pro forma adjustment for Delmarva employee separation costs                                 (20,886)
      Pro forma adjustment to eliminate unearned and
        deferred compensation payable under employee
        incentive plans at the time of the merger                                                     424
                                                                                             ------------
      Adjusted Delmarva common stockholders' equity                                                         $    921,860
      Estimated direct acquisition costs of $25.015 million less registration and issuance costs of $1.750 million (charged to paid-in-capital) and less a deferred tax benefit of $1.230 million
         for the tax deductible portion of the direct acquisition costs.                                          22,035
      Net liabilities of Atlantic Energy, Inc. transferred to Conectiv, Inc.
         at time of the merger (See note 2 below)                                                                 41,942
      Consideration paid to Atlantic common shareholders                                                         945,081
                                                                                                            ------------
      Total investment in subsidiaries                                                                      $  1,930,918
                                                                                                            ------------


(2) The amounts on the balance sheet of Atlantic Energy, Inc., which is dissolved into Conectiv, Inc. at the time of the merger, are transferred to Conectiv, Inc.

(3) On pro forma basis, common dividends of $20.214 million and $23.682 million are receivable from Atlantic City Electric and Delmarva, respectively. Common dividends declared payable to holders of Conectiv common stock and Class A common stock are equal to the total common dividend receivable of $43.896 million.

(4) The details of Conectiv, Inc.'s common equity are shown below, with dollar amounts shown in thousands. For additional information, refer to the notes to the pro forma combined balance sheets of consolidated Conectiv,Inc.


                                      Conectiv, Inc. Common Stock
                                       and Class A Common Stock
                                               issued to:
                                      ---------------------------   Registration
                                        Delmarva        Atlantic    and issuance
                                      Shareholders   Shareholders       costs       Consolidated
                                      ------------   ------------   ------------    ------------
Common stock                          $        613   $        394                   $      1,007
Class A common stock                                           66                             66
Additional paid-in capital:
   Common stock                            654,617        807,847         (1,750)      1,460,714
   Class A common stock                                   136,774                        136,774
Retained earnings                          266,630                                       266,630
                                      ------------   ------------   ------------    ------------
  Total common stockholders' equity   $    921,860   $    945,081   $     (1,750)   $  1,865,191
                                      ============   ============   ============    ============


(5) The intercompany accounts payable balance includes $11.272 million payable to Delmarva for direct acquisi-tion costs paid by Delmarva on behalf of Conectiv, Inc. and also includes Atlantic Energy, Inc.'s intercompany accounts payable balance ($1.498 million) to be transferred to Conectiv, Inc. at the time of the merger.

(6) Taxes accrued includes Atlantic Energy, Inc.'s balance ($23.905 million) to be transferred to Conectiv, Inc. at the time of the merger, partly offset by the tax benefit ($0.937 million) of the pro forma expense recognized to eliminate unearned and deferred compensation costs payable under Atlantic's employee compensation plans at the time of the merger.

(7) Other current liabilities include $13.743 million for direct acquisition costs and $1.553 million of Atlantic Energy, Inc.'s balances to be transferred to Conectiv, Inc.

(8) The $1.230 million reduction in deferred income taxes represents the tax benefit of the tax deductible portion of the direct merger costs.

(9) For information concerning the financing pro forma adjustments refer to the notes to the pro forma combined balance sheets of consolidated Conectiv, Inc.

(10) On a pro forma basis, the earnings and expenses of Atlantic Energy, Inc. for the twelve months ended June 30, 1997 are reflected in the Conectiv, Inc. statement of income because Atlantic Energy, Inc. is dissolved into Conectiv, Inc. at the time of the merger.

(11) Equity in earnings of subsidiaries is comprised of the following items, with dollar amounts shown in thousands.

        Net income of consolidated Atlantic as adjusted                              $      68,458

        Remove the net loss of Atlantic Energy, Inc. which is reflected in
        the pro forma Conectiv, Inc. statement of income (see note 10 above)                 3,608

        Add back preferred dividend requirements of preferred stockholders of
        Atlantic City Electric which are reflected as preferred dividend
        requirements of subsidiaries of Conectiv, Inc. (see note 12 below)                   6,706

        Subtract the amortization of goodwill                                                5,767
                                                                                     --------------

        Adjusted equity in earnings of Atlantic                                                      $      73,005

        Net income of Delmarva as adjusted                                                                 102,509
                                                                                                     --------------

                                                                                                     $     175,514
                                                                                                     ==============


(12) Preferred dividend requirements of subsidiaries include the preferred dividends payable to preferred shareholders of Atlantic City Electric ($6.706 million) and Delmarva ($6.372 million).

                                  EXHIBIT INDEX


A-4     Form of Conectiv Commercial Paper Note

A-6     Form of System Money Pool Evidence of Deposit

A-7     Form of System Money Pool Short-Term Grid Note

A-8     Draft Investment Guidelines

H-1     Proposed Notice

H-2     Financial Data Schedules

I-1     Summary of existing financing arrangements for Delmarva and subsidiaries

I-2     Summary of existing financing arrangements for Atlantic and subsidiaries